                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-83407


The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                  Subject to Completion. Dated August 6, 2001.
          Prospectus Supplement to Prospectus dated October 22, 1999.

                                2,200,000 Shares

                                 [GROUP 1 LOGO]

                                  Common Stock
                             ----------------------

     The common stock is listed on the New York Stock Exchange under the symbol "GPI". The last reported sale price of the common stock on August 3, 2001 was $33.65 per share.

     See "Risk Factors" on page S-6 to read about factors you should consider before buying shares of the common stock.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                                 Per Share                Total
                                                                 ---------                -----
Initial public offering price.............................           $                      $
Underwriting discount.....................................           $                      $
Proceeds, before expenses, to Group 1.....................           $                      $

                             ----------------------

     To the extent that the underwriters sell more than 2,200,000 shares of common stock, the underwriters have the option to purchase up to an additional 330,000 shares from Group 1 at the initial public offering price less the underwriting discount.
                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on      , 2001.

GOLDMAN, SACHS & CO.
                   MERRILL LYNCH & CO.
                                     BANC OF AMERICA SECURITIES LLC
                                                   ROBERTSON STEPHENS
                             ----------------------

                   Prospectus Supplement dated        , 2001.

          [INSIDE FRONT COVER ART: PHOTOGRAPHS OF VARIOUS AUTOMOBILES]

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this document and does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of the business of Group 1, you should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in this document and the prospectus. When we use the terms "Group 1," "we" or "us," we are referring to Group 1 Automotive, Inc. together with its subsidiaries, unless the context otherwise requires. Unless otherwise specified, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

                                  THE COMPANY

OVERVIEW

     We are a leading operator in the $1 trillion automotive retailing industry. We operate 59 dealerships comprised of 101 franchises, 30 different brands, and 22 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Colorado, Georgia, Louisiana and Massachusetts. We sell new and used cars and light trucks, provide maintenance and repair services, sell replacement parts and arrange related financing, vehicle service and insurance contracts.

     We believe that we are one of the ten largest automobile dealership retailers in the country in terms of revenues. We had revenues of approximately $3.6 billion and diluted earnings per share of $1.88 for the twelve months ended December 31, 2000. For the six months ended June 30, 2001, we had revenues of approximately $1.9 billion and diluted earnings per share of $1.15.

     We believe that our strengths include:

     - the reputation and experience of our management and our dealership principals as leading operators in the automotive retailing industry;

     - our senior management's experience in acquiring and integrating automobile dealerships;

     - our ability to utilize equity incentives to attract and retain high quality personnel;

     - our well established local brands with strong operating cash flows;

     - our geographic and brand diversity;

     - our ability to capitalize on economies of scale;

     - our ability to save costs by centralizing financing and certain administrative functions of our dealerships; and

     - our dealerships' proven ability to obtain high quality used vehicles at cost-effective prices through trade-ins and off-lease programs.

     The U.S. automotive retailing industry is estimated to have annual sales of approximately $1 trillion, with the 10 largest automobile dealership groups generating approximately 8% of total sales revenues. The industry is highly fragmented and largely privately held with approximately 22,000 automobile dealership locations. Sales by franchised automobile dealers are estimated to account for one-fifth of the nation's total retail sales of all products and merchandise. We believe that the enormous size and the fragmentation of the industry, together with the increasing cost of operating automobile dealerships, the lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners create an attractive environment for our consolidation program. In addition, many successful and entrepreneurial "megadealers" have expressed interest in expanding their operations, but have been restrained by a lack of capital. We believe that we provide an attractive opportunity for these megadealers due to our origin as a series of similar megadealers, our access to the public capital markets, and the growth opportunities we offer these megadealers.

BUSINESS STRATEGY

     Supporting, creating and fostering an entrepreneurial spirit is central to Group 1's decentralized model. This entrepreneurial spirit combined with specialized training programs and support groups, allows us to attract, develop and retain some of the best entrepreneurs in the industry. Our platform presidents know their unique markets and products and are responsible for their regional operations.

     Our corporate team is responsible for arranging financing, monitoring operations, allocating capital and providing administrative and support functions on a consolidated level. To maintain a consolidated business focus, our corporate team has established uniform budgeting, accounting and reporting standards on a company-wide basis. For example, monthly platform benchmarking reports show rankings based on key financial ratios. These reports tell our corporate team and the platform presidents how they are contributing to our overall goals. Benchmarking encourages friendly competition and shared best practices among the platform presidents and their operations.

     From a product standpoint, we are focused on expanding our higher-margin businesses: parts and service, used vehicles and finance, service and insurance contracts. This strategy has produced award-winning dealerships with above-industry-average operating margins and same store revenue growth.

     ACQUISITION PROGRAM

     Our investment strategy is focused on return on investment and is funded with internally generated cash flow, debt and, subject to market conditions, common stock. Based on a risk-adjusted analysis of expected returns, we allocate our resources among expanding current operations, acquisitions and common stock repurchases.

     We have a disciplined two-tier acquisition program that is designed to enhance brand and geographic diversity, create economies of scale and deliver a targeted return on investment. Acquisitions are designed to immediately enhance earnings per share. Under our acquisition program, we pursue:

     - "platform" acquisitions of large, profitable and well managed multi-franchise dealership groups in metropolitan and suburban geographic markets that we do not currently serve, and

     - smaller "tuck-in" acquisitions to existing platforms that allow us to increase brand diversity, capitalize on economies of scale and offer a greater breadth of products and services in each of the markets in which we operate.

     We have used, and may in the future use, our common stock to fund a portion of our acquisitions. In addition, we have a revolving credit facility, which provides us with the ability to borrow up to $198 million for acquisitions and working capital needs.

     ENTERING NEW GEOGRAPHIC MARKETS. We intend to expand into geographic markets we do not currently serve by acquiring large, profitable and well-established megadealers that are leaders in their regional markets. We pursue megadealers that have superior operational and financial management personnel, which we seek to retain. We believe that by retaining existing high quality management we will be able to effectively operate acquired megadealers with management personnel who understand the local market without having to employ and train new and untested personnel.

     EXPANDING WITHIN EXISTING MARKETS. We plan to make tuck-in acquisitions of additional dealerships in each of the markets in which we operate, including acquisitions that increase the brands, products and services offered in these markets. We believe that these acquisitions will increase our operating efficiencies and cost savings on a regional level in areas such as advertising, vendor consolidation, data processing and personnel utilization.

     OPERATING STRATEGY

     We follow an operating strategy that focuses on decentralized management, expansion of higher margin businesses, customer service, centralization of certain administrative functions and new technology initiatives.

     DECENTRALIZED MANAGEMENT. We believe that by managing our dealerships on a decentralized basis, we provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating market share growth. By coordinating certain operations on a platform basis, we believe that we will achieve cost savings in such areas as advertising, vendor consolidation, data processing and personnel utilization.

     EXPAND HIGHER MARGIN ACTIVITIES. We focus on expanding our higher margin businesses such as used vehicle retail sales, parts and service and arranging vehicle finance, service and insurance contracts. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, they also pursue an integrated company-wide strategy designed to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing inventory, new vehicle franchises are especially well positioned to capitalize on industry growth in used vehicle sales. In addition, each of our dealerships offers an integrated parts and service department, which provides an important source of recurring higher margin revenues. We also have the opportunity on each new or used vehicle sold to generate incremental revenues from the arranging of finance and lease contracts, vehicle service contracts and credit insurance policies.

     COMMITMENT TO CUSTOMER SERVICE. We focus on providing high quality service to meet the needs of customers. Our dealerships strive to cultivate lasting relationships with their customers, and we believe these efforts increase our opportunities for significant repeat and referral business. For example, our dealerships regard their service and repair activities as an integral part of their overall approach to customer service. This approach provides us with an opportunity to foster ongoing relationships with customers and deepen customer loyalty. In addition, our dealerships continually review their processes to better meet the needs of their customers. Some of our dealerships utilize the one-price method of pricing their inventory for sale, while the majority of our dealerships utilize non-confrontational variable pricing.

     COST AND REVENUE SYNERGIES. We believe that by consolidating the purchasing power of our dealerships on a centralized basis we have benefited from significant cost savings. For example, since we began operations, we have significantly reduced the interest rate on our floorplan financing through our consolidated credit facility. Furthermore, we have benefited from the consolidation of administrative functions such as risk management, employee benefits and employee training. We have also enhanced revenues by establishing preferred providers for retail finance and vehicle service contracts.

     TECHNOLOGY INITIATIVES. We use the Internet to more effectively communicate with our customers. Customers can arrange service appointments, search our inventory and receive notice of special offers. Our platform portal web pages provide customers a direct one-stop shopping experience in their local market, providing multiple brands and an extensive inventory of vehicles. Also, as franchised dealerships, we receive Internet leads from manufacturers' e-commerce programs and, through a contractual relationship with an e-commerce software company, we receive Internet leads from several major portals. Lastly, at times, we use automotive Internet referral services to provide incremental sales opportunities.

                                THE OFFERING(1)

Common stock offered by Group 1.....     2,200,000 shares

Common Stock to be outstanding after
the offering(2).....................     21,716,854 shares

Use of proceeds.....................     To repay outstanding indebtedness under
                                         our revolving credit facility. We
                                         intend to subsequently reborrow the
                                         amounts repaid for general corporate
                                         purposes, including acquisitions.

NYSE symbol.........................     GPI
---------------

(1) Assumes that the underwriters' over-allotment option to purchase up to an additional 330,000 shares is not exercised.

(2) Based on the number of shares outstanding as of July 31, 2001. Excludes approximately 3,502,000 shares of common stock issuable upon exercise of outstanding options as of July 31, 2001.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents, for the periods and as of the dates indicated, our summary income statement data and balance sheet data on a consolidated basis. The following summary historical financial data as of, and for the years ended, December 31, 1998, 1999 and 2000 have been derived from audited financial statements. The following summary historical financial data as of, and for the six months ended, June 30, 2000 and 2001 have been derived from unaudited interim financial statements. This summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in this prospectus.

                                                                           SIX MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                 JUNE 30,
                                 ------------------------------------   -----------------------
                                    1998         1999         2000         2000         2001
                                 ----------   ----------   ----------   ----------   ----------
                                        (Dollars in thousands, except per share amounts)
INCOME STATEMENT DATA:
Revenues.......................  $1,630,057   $2,508,324   $3,586,146   $1,790,048   $1,935,435
Cost of sales..................   1,393,547    2,131,967    3,058,709    1,529,001    1,639,686
                                 ----------   ----------   ----------   ----------   ----------
  Gross profit.................     236,510      376,357      527,437      261,047      295,749
Selling, general and
  administrative expenses......     178,038      279,791      393,679      194,848      224,498
Depreciation and
  amortization.................       6,426       10,616       16,038        7,808        8,484
                                 ----------   ----------   ----------   ----------   ----------
  Income from operations.......      52,046       85,950      117,720       58,391       62,767
Other income (expense):
  Floorplan interest expense...     (12,837)     (20,395)     (37,536)     (17,955)     (17,137)
  Other interest expense,
     net.......................      (4,027)     (10,052)     (15,500)      (7,682)      (7,922)
  Other income, net............          39          186        1,142        1,023           20
                                 ----------   ----------   ----------   ----------   ----------
     Income before income
       taxes...................      35,221       55,689       65,826       33,777       37,728
Provision for income taxes.....      14,502       22,174       25,014       12,835       14,337
                                 ----------   ----------   ----------   ----------   ----------
          Net income...........  $   20,719   $   33,515   $   40,812   $   20,942   $   23,391
                                 ==========   ==========   ==========   ==========   ==========
Earnings per share:
  Basic........................  $     1.20   $     1.62   $     1.91   $     0.95   $     1.19
  Diluted......................  $     1.16   $     1.55   $     1.88   $     0.93   $     1.15
Weighted average shares
  outstanding:
  Basic........................  17,281,165   20,683,308   21,377,902   22,115,594   19,585,027
  Diluted......................  17,904,878   21,558,920   21,709,833   22,506,251   20,365,291

                                             AS OF DECEMBER 31,             AS OF JUNE 30,
                                      --------------------------------   ---------------------
                                        1998       1999        2000        2000        2001
                                      --------   --------   ----------   --------   ----------
                                                           (In thousands)
BALANCE SHEET DATA:
Working capital.....................  $ 48,251   $ 80,128   $   54,769   $ 94,866   $   58,835
Inventories.........................   219,176    386,255      527,101    464,589      491,742
Total assets........................   477,710    842,910    1,099,553    967,126    1,075,906
Total long-term debt, including
  current portion...................    45,787    114,250      141,899    155,949      121,696
Stockholders' equity................   136,184    232,029      247,416    246,405      265,066

                                  RISK FACTORS

     You should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in this document and the prospectus before investing in our common stock.

     OUR RELATIONSHIPS WITH OUR MANUFACTURERS IMPOSE A NUMBER OF RESTRICTIONS ON OUR OPERATIONS.

     The following table sets forth the percentage of our new vehicle retail unit sales attributable to the Manufacturers we represented during the six months ended June 30, 2001, that represented 10% or more of our new vehicle retail unit sales:

                                                                PERCENTAGE OF OUR NEW VEHICLE
                                                                RETAIL UNITS SOLD FOR THE SIX
MANUFACTURER                                                      MONTHS ENDED JUNE 30, 2001
------------                                                    -----------------------------
Ford...................................................                      30.2%
Toyota/Lexus...........................................                      25.5
General Motors.........................................                      12.7
DaimlerChrysler........................................                      12.6

     The loss of our relationships with one or more of these named Manufacturers could have a material adverse effect on our business.

     The term "Manufacturers" in this prospectus supplement refers to all of the Manufacturers of new vehicles that we sell, including Ford Motor Company ("Ford"), General Motors Corporation ("GM"), DaimlerChrysler ("Chrysler"), Toyota Motor Corp. and Toyota Motor Sales, U.S.A., Inc. (collectively "Toyota"), Honda Motor Co., Ltd. and American Honda Motor Co., Inc. (collectively "Honda"), Nissan Motor Co., Ltd. and Nissan Motor North America, Inc. (collectively "Nissan"), Mitsubishi Motor Sales of America, Inc., American Isuzu Motors, Inc., Volvo Cars of North America, Inc., Audi of America, Inc., Subaru of America, Inc., Mazda Motor of America, Inc., Hyundai Motor America, Volkswagen of America, Inc., BMW of North America, Inc., Porsche Cars North America, Inc. and Kia Motors America, Inc.

     FRANCHISE AGREEMENTS. Each of our dealerships operates under a franchise agreement with one of our Manufacturers (or authorized distributors). Under our dealership franchise agreements, the Manufacturers exert considerable influence over the operations of our dealerships. Each of the franchise agreements may be terminated or not renewed by the Manufacturer for a variety of reasons, including any unapproved changes of ownership or management. While we believe that we will be able to renew all of our franchise agreements, we cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us. Our franchise agreements do not give us the exclusive right to sell a Manufacturer's product within a given geographic area. Accordingly, a Manufacturer may, subject to any protection under state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move a dealership to a location, which would compete directly with us.

     ACQUISITIONS. We must obtain the consent of the Manufacturer prior to the acquisition of any of its dealership franchises. Delays in obtaining, or failing to obtain, Manufacturer approvals for dealership acquisitions could adversely affect our acquisition program. Obtaining the consent of a Manufacturer for the acquisition of a dealership could take a significant amount of time or might be rejected entirely. In determining whether to approve an acquisition, Manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure, sales performance and customer satisfaction index scores of our dealerships.

     Our Manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index or "CSI." The Manufacturers have modified the components of their CSI scores from time to time in the past, and they may replace them with different systems.

     In addition, a Manufacturer may limit the number of its dealerships that we may own or the number that we may own in a particular geographic area. The following is a summary of the restrictions imposed by the Manufacturers that accounted for 10% or more of our new vehicle retail unit sales for the six months ended June 30, 2001.

     Ford. Ford currently limits the number of dealerships that we may own to the greater of (1) 15 Ford and 15 Lincoln Mercury dealerships and (2) that number of Ford and Lincoln Mercury dealerships accounting for 5% of the preceding year's total Ford, Lincoln and Mercury retail sales of those brands in the United States, approximately 390 dealerships. In addition, Ford limits us to one Ford dealership in a Ford-defined market area having two or less authorized Ford dealerships and one-third of Ford dealerships in any Ford-defined market area having more than three authorized Ford dealerships. In many of its dealership franchise agreements Ford has the right of first refusal to acquire, subject to applicable state law, a Ford franchised dealership when its ownership changes.

     Toyota. Toyota restricts the number of dealerships that we may own and the time frame over which we may acquire them. In order for us to acquire additional dealerships we must execute Toyota's standard Level Two Multiple Ownership Agreement, which we expect to execute in the near future. Under the Level Two Multiple Ownership Agreement, we may acquire additional dealerships, over a minimum of seven semi-annual periods, up to a maximum number of dealerships equal to 5% of Toyota's aggregate national annual retail sales volume, approximately 60 dealerships. In addition, Toyota restricts the number of Toyota dealerships that we may acquire in any Toyota-defined region and "Metro" market, as well as any contiguous market. We may acquire only three Lexus dealerships nationally and two Lexus dealerships in any one of the four Lexus geographic areas. While we own a Lexus companion dealership located south of Houston, this dealership is not considered by Lexus to be a new and separate Lexus dealership for purposes of the restriction on the number of Lexus dealerships we may acquire.

     General Motors. General Motors currently evaluates our acquisitions of GM dealerships on a case-by-case basis. GM, however, limits the maximum number of GM dealerships that we may acquire at any time to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area, approximately 8,400 dealerships. Additionally, our current agreement with GM does not include Saturn dealerships and our future acquisition of a Saturn dealership will be subject to GM approval on a case-by-case basis.

     Chrysler. Currently, we have no agreement with Chrysler restricting our ability to acquire Chrysler dealerships. Chrysler has advised us that in determining whether to approve an acquisition of a Chrysler dealership, Chrysler considers the number of Chrysler dealerships the acquiring company already owns. Chrysler currently carefully considers, on a case-by-case basis, any acquisition that would cause the acquiring company to own more than 10 Chrysler dealerships nationally, six in the same Chrysler-defined zone and two in the same market.

     We currently own 15 Ford, 30 Chrysler, 19 General Motors, seven Toyota and two Lexus dealership franchises. Under current restrictions and restrictions contained in Toyota's Level Two Multiple Ownership Agreement, we may acquire the maximum number of Toyota dealerships described above based on aggregate national retail sales volume of Toyota (estimated at 60), as limited by restrictions on the number of Toyota dealerships that we may acquire in specified markets, one additional Lexus dealership and the maximum number of Ford, Lincoln and Mercury dealerships described above based on aggregate Ford, Lincoln and Mercury national retail sales. We currently represent approximately 0.6% and 1.2% of the national retail sales of Ford and Toyota, respectively.

     FINANCINGS. Provisions in our agreements with our Manufacturers may restrict in the future our ability to obtain certain types of financing. A number of our Manufacturers prohibit pledging the stock of their franchised dealerships. For example, our agreement with General Motors contains provisions prohibiting pledging the stock of our GM franchised dealerships. Our agreement with Ford permits pledging our Ford franchised dealerships' stock and assets, but only for Ford dealership-related debt. Moreover, our Ford agreement permits our Ford franchised dealerships to guarantee, and to use Ford franchised dealership assets to secure, our debt, but only for Ford dealership-related debt. Ford waived that requirement with respect to our March 1999, senior subordinated notes offering and the subsidiary guarantees of those notes. Certain Manufacturers require us to meet certain financial ratios, which, if we fail to meet these ratios the Manufacturers may reject proposed acquisitions, and may give them the right to purchase their franchises for fair value.

     OUR OWNERSHIP AND MANAGEMENT. As a condition to granting their consent to our previous acquisitions and our initial public offering, some Manufacturers have imposed other restrictions on us.

     These restrictions prohibit, among other things:

     - any one person, who in the opinion of the Manufacturer is unqualified to own its franchised dealership or has interests incompatible with the Manufacturer, from acquiring more than a specified percentage of our common stock (for example, 20% in the case of General Motors and Toyota, and 50% in the case of Ford);

     - certain material changes in us or extraordinary corporate transactions such as a merger or sale of a material amount of our assets;

     - the removal of a dealership general manager without the consent of the Manufacturer;

     - the use of dealership facilities to sell or service new vehicles of other Manufacturers, in certain situations; and

     - change in control of our Board of Directors or management.

     If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the Manufacturer or to a third party acceptable to the Manufacturer, or (2) terminate the dealership agreements with the Manufacturer. The Manufacturers may impose additional restrictions on us in the future.

     OPERATIONS.  We depend on our Manufacturers for operational support:

     - We depend on the Manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently in short supply. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

     - We depend on the Manufacturers for sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in Manufacturers' incentive programs could adversely affect our business. Moreover, some Manufacturers use a dealership's CSI scores as a factor for participating in incentive programs. Failure to comply with the CSI standards could adversely affect our participation in dealership incentive programs, which could have a material adverse effect on us.

     Our Manufacturer agreements also specify that, in certain situations, we cannot operate a dealership franchised by another Manufacturer in the same building as that Manufacturer's franchised dealership. In addition, some Manufacturers, like GM, are in the process of realigning their franchised dealerships along defined "channels," such as combining Pontiac, Buick and GMC in one dealership location. As a result, GM may require us to move or sell some dealerships. Moreover, our Manufacturers generally require that the dealership premises meet defined image standards. All of these requirements could impose significant capital expenditures on us in the future.

GROWTH IN OUR REVENUES AND EARNINGS WILL BE IMPACTED BY OUR ABILITY TO ACQUIRE AND SUCCESSFULLY OPERATE DEALERSHIPS.

     We cannot guarantee that we will be able to identify and acquire dealerships in the future. In addition, managing and integrating additional dealerships into our existing mix of dealerships may result in substantial costs, delays or other operational or financial problems.

     Restrictions by our Manufacturers as well as covenants contained in our debt instruments limit our ability to acquire additional dealerships. In addition, increased competition for acquisition candidates may develop, which could result in fewer acquisition opportunities available to us and higher acquisition prices.

     Acquisitions involve a number of additional risks, including:

     - possible diversion of our resources and our management's attention,

     - possible inability to retain key personnel of the acquired dealership, and

     - unanticipated events or liabilities.

     Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

     We will continue to need substantial capital to acquire additional automobile dealerships. In the past, we have financed these acquisitions with a combination of cash flow from operations, proceeds from borrowings under our credit facilities with financial institutions and issuances of our common stock. We cannot guarantee that these sources of funds will be sufficient to fund our acquisition program and other cash needs, or that we will be able to obtain adequate additional capital from other sources.

     We currently intend to finance future acquisitions by issuing shares of common stock as full or partial consideration for acquired dealerships. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of the common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. If potential acquisition candidates are unwilling to accept our common stock, we will be forced to rely solely on available cash or debt or equity financing, which could adversely affect our acquisition program. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock declines.

OUR SUCCESS DEPENDS UPON THE OVERALL SUCCESS OF THE LINE OF VEHICLES THAT EACH OF OUR DEALERSHIPS SELLS.

     Demand for our Manufacturers' vehicles as well as the financial condition, management, marketing, production and distribution capabilities of our Manufacturers affect our business. Our Ford, Toyota and Lexus dealerships represent approximately 56% of our total new vehicle retail sales. Although we have attempted to lessen our dependence on any one Manufacturer by buying dealerships representing a number of different domestic and foreign Manufacturers, events such as labor disputes and other production disruptions that may adversely affect a Manufacturer may also adversely affect us. Similarly, the late delivery of vehicles from Manufacturers, which sometimes occurs during periods of new product introductions, can lead to reduced sales during those periods. Moreover, any event that causes adverse publicity involving any of our Manufacturers may have an adverse effect on us regardless of whether such event involves any of our dealerships.

WE ARE SUBJECT TO A NUMBER OF RISKS ASSOCIATED WITH IMPORTING INVENTORY THAT MAY ADVERSELY AFFECT OUR BUSINESS.

     A portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries.

     The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could affect our operations and our ability to purchase imported vehicles and parts. This, in turn, could have an adverse effect on our business.

THE CYCLICALITY AND SEASONALITY OF VEHICLE SALES MAY ADVERSELY AFFECT OUR PROFITABILITY.

     The automobile industry is cyclical and historically has experienced downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, personal discretionary spending levels, interest rates and credit availability. We cannot guarantee that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline could have an adverse effect on our business.

     The automobile industry also experiences seasonal variations in revenue. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. Accordingly, we expect revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters.

SUBSTANTIAL COMPETITION MAY ADVERSELY AFFECT OUR PROFITABILITY.

     The automotive retailing industry is highly competitive. In large metropolitan areas consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have the vehicle serviced.

     In the new vehicle area, our dealerships compete with other franchised dealerships in their marketing areas. Our dealerships do not have any cost advantage in purchasing new vehicles from the Manufacturers, and typically rely on advertising and merchandising, sales expertise, service reputation and location of the dealership to sell new vehicles. In addition, Ford has acquired and subsequently operated automobile dealerships for the purpose of consolidating Ford dealerships in a few markets. It is our understanding, at this time, however, that Ford does not intend to purchase, operate and consolidate dealerships in any other markets.

     In used vehicles, our dealerships compete with other franchised dealers, independent used vehicle dealers, automobile rental agencies and private parties for supply and resale of used vehicles.

     Our dealerships compete against franchised dealers to perform warranty repairs, and against other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. The dealerships compete with other automobile dealers, service stores and auto parts retailers in their parts operations. We believe that the principal competitive factors in parts and service sales are the quality of customer service, the use of factory-approved replacement parts, price and familiarity with a

Manufacturer's brands and models. A number of regional or national chains offer selected parts and services at prices that may be lower than the dealership's prices.

     Some of our competitors may have greater financial, marketing and personnel resources and lower overhead and sales costs. We cannot guarantee that our strategy will be more effective than the strategies of our competitors.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS AND GROWTH.

     We depend to a large extent upon the abilities and continued efforts of our executive officers, senior management and principals of our dealerships. Furthermore, we will likely be dependent on the senior management of any dealerships acquired in the future. If any of those persons leave or if we fail to attract and retain other qualified employees, our business could be adversely affected.

     Although we have entered into employment agreements with each of our executive officers and some of the principals of our dealerships, we cannot guarantee that any individual will continue in his present capacity with us for any particular period of time. We currently have no key man insurance for any of our officers or senior management.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL REGULATIONS COMPLIANCE COSTS MAY ADVERSELY AFFECT OUR PROFITABILITY.

     We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. The violation of those laws and regulations could result in civil and criminal penalties being levied against us or in a cease and desist order against operations that are not in compliance. Future acquisitions by us may also be subject to governmental regulation, including antitrust reviews. Although we believe that we substantially comply with all applicable laws and regulations relating to our business, future laws and regulations or changes to existing laws or regulations may be more stringent and require us to incur significant additional costs.

OUR STOCKHOLDER RIGHTS PLAN AND CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN CERTAIN PROVISIONS THAT MAKE A TAKEOVER OF GROUP 1 DIFFICULT.

     Our stockholder rights plan and certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of Group 1, even if such change of control would be beneficial to stockholders. These include provisions:

     - providing for a board of directors with staggered, three-year terms, permitting the removal of a director from office only for cause;

     - allowing only the board of directors to set the number of directors;

     - requiring super-majority or class voting to effect certain amendments to our certificate of incorporation and bylaws;

     - limiting the persons who may call special stockholders' meetings;

     - limiting stockholder action by written consent;

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholders' meetings; and

     - allowing our board of directors to issue shares of preferred stock without stockholder approval.

     Certain of our dealer agreements prohibit the acquisition of more than a specified percentage of common stock without the consent of the relevant Manufacturer. These terms of our dealer agreements could also make it more difficult for a third party to acquire control of Group 1.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These include statements regarding our plans, goals, beliefs or current expectations, including those plans, goals, beliefs and expectations of our officers and directors with respect to, among other things:

     - the completion of pending and future acquisitions;

     - operating cash flows and availability of capital; and

     - capital expenditures.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results in the forward-looking statements for a number of reasons, including:

     - the future economic environment, including consumer confidence, may affect the demand for new and used vehicles and parts and service sales;

     - regulatory environment, adverse legislation, or unexpected litigation;

     - our principal automobile manufacturers, especially Ford and Toyota, may not continue to enjoy high customer satisfaction with their products and they may not continue to support and make high-demand vehicles available to us;

     - requirements imposed on us by our Manufacturers may affect our acquisitions and capital expenditures related to our dealership facilities;

     - our dealership operations may not perform at expected levels or achieve expected improvements;

     - we may not achieve expected future cost savings and our future costs could be higher than we expected;

     - we may not be able to attract and retain key personnel;

     - available capital resources may limit our ability to complete acquisitions; and

     - available capital resources may limit our ability to complete construction of new or expanded facilities.

     The information contained in this prospectus supplement and the accompanying prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table presents the quarterly high and low sales prices for our common stock since January 1, 1999, as reported on the New York Stock Exchange Composite Tape under the symbol "GPI".

                                                                HIGH       LOW
                                                                ----       ---
1999:
First Quarter...............................................  $30.0000   $18.3125
Second Quarter..............................................   26.9375    20.6875
Third Quarter...............................................   25.5000    17.7500
Fourth Quarter..............................................   18.3750    12.7500
2000:
First Quarter...............................................   14.6250     9.5000
Second Quarter..............................................   16.8750    10.5000
Third Quarter...............................................   12.1250     9.5625
Fourth Quarter..............................................   10.7500     8.0625
2001:
First Quarter...............................................   13.0000     8.1250
Second Quarter..............................................   29.9800    12.0000
Third Quarter (through August 3, 2001)......................   34.9500    26.7000

     On August 3, 2001, the last reported sale price of the common stock on the New York Stock Exchange was $33.65 per share. As of July 31, 2001, there were 19,516,854 shares of common stock outstanding held by approximately 195 holders of record.

     We have never declared or paid dividends on our common stock. We intend to retain future earnings, if any, to finance the development and expansion of our business and/or repurchase our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. The decision as to whether to pay dividends will be made by our Board of Directors after considering our results of operations, financial condition, capital requirements, general business conditions and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

     Certain provisions of our credit facility and our senior subordinated notes require us to maintain certain financial ratios and restrict us from making substantial disbursements outside the ordinary course of business, including limitations on the payment of cash dividends. In addition, pursuant to the automobile franchise agreements to which our dealerships are subject, all dealerships are required to maintain a certain minimum working capital.

                                USE OF PROCEEDS

     We expect to receive approximately $70.1 million of net proceeds after deducting the underwriters' discount and estimated offering expenses from this offering (approximately $80.6 million if the underwriters' over-allotment option is exercised in full). We intend to (1) use a portion of these net proceeds to repay all borrowings outstanding under the acquisition portion of our credit facility, which was $23.0 million as of August 1, 2001 and (2) use the remaining net proceeds to reduce our outstanding borrowings under the floorplan portion of our credit facility. We intend to subsequently reborrow the amounts repaid as the need arises. At July 31, 2001, the effective interest rates on borrowings under the acquisition portion of our credit facility and the floorplan portion of our credit facility were 6.25% and 4.89%, respectively.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 2001, our short-term debt (including current portion of long-term debt), long-term debt and capitalization on a historical basis. These figures are also shown as adjusted to give effect to the sale of the common stock at an assumed price of $33.65 per share based on the closing price of the common stock on August 3, 2001 and the application of the estimated net proceeds therefrom (excluding the underwriters' over-allotment option) as described herein.

                                                               AS OF JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                  (In thousands)
Short-term debt:
  Current portion of long-term debt.........................  $  1,552    $  1,552
  Floorplan facility........................................   501,216     451,637
                                                              --------    --------
          Total short-term debt.............................   502,768     453,189
                                                              --------    --------
Long-term debt:
  Acquisition facility......................................    20,500          --
  Other long-term debt......................................    10,124      10,124
  Senior Subordinated Notes.................................    89,520      89,520
                                                              --------    --------
          Total long-term debt..............................   120,144      99,644
                                                              --------    --------
               Total debt...................................   622,912     552,833
                                                              --------    --------
Stockholders' equity:
  Preferred stock, par value $.01 per share, 1,000,000
     shares authorized; no shares issued or outstanding.....        --          --
  Common stock, par value $.01 per share, 50,000,000 shares
     authorized; 19,698,782 shares issued and outstanding,
     actual; 21,898,782 shares issued and outstanding, as
     adjusted for the common stock offering(1)..............       197         219
Additional paid-in capital..................................   151,995     222,052
Retained earnings...........................................   115,908     115,908
Treasury stock..............................................    (3,034)     (3,034)
                                                              --------    --------
          Total stockholders' equity........................   265,066     335,145
                                                              --------    --------
          Total capitalization..............................  $887,978    $887,978
                                                              ========    ========

---------------

(1) Excludes (a) an aggregate of 3,502,000 shares of common stock subject to options granted pursuant to our 1996 Stock Incentive Plan and (b) an additional 719,978 shares of common stock reserved for issuance under the 1996 Stock Incentive Plan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading operator in the $1 trillion automotive retailing industry. We operate 59 dealerships comprised of 101 franchises, 30 different brands, and 22 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Colorado, Georgia, Louisiana and Massachusetts. We sell new and used cars and light trucks, provide maintenance and repair services, sell replacement parts and arrange related financing, vehicle service and insurance contracts.

     We have diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicle sales, parts sales, service sales, collision repair services, finance fees, vehicle service contract commissions, insurance commissions, documentary fees and after-market product sales. Sales revenues from new and used vehicle sales and parts and service sales include sales to retail customers, other dealerships and wholesalers. Other dealership revenues include revenues from arranging financing, vehicle service and insurance contracts and documentary fees, net of a provision for anticipated chargebacks.

     Our total gross margin varies as our merchandise mix (the mix between new vehicle sales, used vehicle sales, parts and service sales, collision repair service sales and other dealership revenues) changes. Our gross margin on the sale of products and services generally varies significantly, with new vehicle sales generally resulting in the lowest gross margin and other dealership revenues generally resulting in the highest gross margin. When our new vehicle sales increase or decrease at a rate greater than our other revenue sources, our gross margin responds inversely. Factors such as seasonality, weather, cyclicality and manufacturers' advertising and incentives may impact our merchandise mix, and therefore influence our gross margin.

     Selling, general and administrative expenses consist primarily of incentive-based compensation for sales, administrative, finance and general management personnel, rent, marketing, insurance and utilities. We believe that approximately 65% of our selling, general and administrative expenses are variable, allowing us to adjust our cost structure based on business trends. Interest expense consists of interest charges on interest-bearing debt, including floorplan inventory financing, net of interest income earned. We receive interest assistance from various of our Manufacturers. This assistance, which is reflected as a reduction of cost of sales, generally equals between 80% and 90% of our floorplan interest expense.

SELECTED OPERATIONAL AND FINANCIAL DATA FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000

  NEW VEHICLE DATA

                                                                         INCREASE/    PERCENT
                                               2001          2000       (DECREASE)     CHANGE
                                               ----          ----       ----------    -------
                                             (Dollars in thousands, except per unit amounts)
Retail unit sales.........................      43,610        43,466          144       0.3%
Retail sales revenues.....................  $1,130,339    $1,071,236      $59,103       5.5%
Gross profit..............................  $   85,176    $   83,328      $ 1,848       2.2%
Average gross profit per retail unit
  sold....................................  $    1,953    $    1,917      $    36       1.9%
Gross margin..............................         7.5%          7.8%        (0.3)%

  USED VEHICLE DATA

                                                                                        PERCENT
                                                   2001          2000       INCREASE     CHANGE
                                                   ----          ----       --------    -------
                                                (Dollars in thousands, except per unit amounts)
Retail unit sales.............................      33,528        30,281       3,247      10.7%
Retail sales revenues(1)......................  $  464,303    $  412,895     $51,408      12.5%
Gross profit..................................  $   47,180    $   41,762     $ 5,418      13.0%
Average gross profit per retail unit sold.....  $    1,407    $    1,379     $    28       2.0%
Gross margin..................................        10.2%         10.1%        0.1%

---------------

(1) Excludes used vehicle wholesale revenues, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

  PARTS AND SERVICE DATA

                                                                                    PERCENT
                                                  2001         2000      INCREASE   CHANGE
                                                  ----         ----      --------   -------
                                                          (Dollars in thousands)
Sales revenues...............................  $  173,681   $  148,067   $25,614     17.3%
Gross profit.................................  $   96,338   $   81,290   $15,048     18.5%
Gross margin.................................        55.5%        54.9%      0.6%

  OTHER DEALERSHIP REVENUES, NET

                                                                                        PERCENT
                                                   2001          2000       INCREASE     CHANGE
                                                   ----          ----       --------    -------
                                                (Dollars in thousands, except per unit amounts)
Retail new and used unit sales................      77,138        73,747       3,391       4.6%
Retail sales revenues.........................  $   67,055    $   54,667     $12,388      22.7%
Other dealership revenues, net per retail unit
  sold........................................  $      869    $      741     $   128      17.3%

  SAME STORE REVENUES COMPARISON (1)

                                                                                    PERCENT
                                                  2001         2000      INCREASE   CHANGE
                                                  ----         ----      --------   -------
                                                          (Dollars in thousands)
New vehicle..................................  $1,058,063   $1,039,450   $18,613      1.8%
Used vehicle.................................     518,329      494,533    23,796      4.8%
Parts and service............................     158,201      142,124    16,077     11.3%
Other dealership revenues, net...............      62,102       51,328    10,774     21.0%
                                               ----------   ----------   -------     ----
          Total revenues.....................  $1,796,695   $1,727,435   $69,260      4.0%
                                               ==========   ==========   =======     ====

---------------

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

     REVENUES. Revenues increased $145.4 million, or 8.1%, to $1,935.4 million for the six months ended June 30, 2001, from $1,790.0 million for the six months ended June 30, 2000. Although new vehicle unit sales were stable, new vehicle revenues increased as trucks, which have a higher average selling price than cars, and luxury vehicles became a greater percentage of our business. The growth in used vehicle revenues was primarily attributable to expanded operations in Atlanta and Albuquerque and dealership operations acquired in Atlanta. The increase in parts and service revenues was due to strong same store growth in the Houston, south Florida, Oklahoma and Boston markets, coupled with the additional dealership operations acquired. Other dealership revenues increased primarily due to increased sales training, company-wide benchmarking and a favorable interest rate environment.

     GROSS PROFIT. Gross profit increased $34.7 million, or 13.3%, to $295.7 million for the six months ended June 30, 2001, from $261.0 million for the six months ended June 30, 2000. The increase was attributable to increased revenues and an increase in gross margin to 15.3% for the six months ended June 30, 2001, from 14.6% for the six months ended June 30, 2000. The gross margin increased as lower margin new vehicle revenues decreased as a percentage of total revenues to 58.4% from 59.8%. The gross margin on new retail vehicle sales declined to 7.5% from 7.8%, due to aggressively marketing excess inventory during the first three months of 2001.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $29.7 million, or 15.2%, to $224.5 million for the six months ended June 30, 2001, from $194.8 million for the six months ended June 30, 2000. The increase was primarily attributable to the additional dealership operations acquired and increased variable expenses, including incentive pay to employees. Selling, general and administrative expenses increased as a percentage of gross profit to 75.9% from 74.6% due primarily to the additional dealership operations acquired and incentive compensation.

     INTEREST EXPENSE. Floorplan and other interest expense, net, decreased $0.5 million, or 2.0%, to $25.1 million for the six months ended June 30, 2001, from $25.6 million for the six months ended June 30, 2000. The decrease was due to a decline in interest rates. During the six month period ended June 30, 2001, there was a 130 basis point rate reduction of the average LIBOR as compared to the prior year. Offsetting the rate decrease was an increase in average debt outstanding. The increase in debt outstanding was primarily attributable to the floorplan borrowings of the additional dealership operations acquired, additional floorplan borrowings due to excess inventory levels during the first three months of 2001 and borrowings related to share repurchases.

     OTHER INCOME, NET. Other income, net, decreased $1,003,000 to $20,000 for the six months ended June 30, 2001, from $1,023,000 for the six months ended June 30, 2000. The decrease was due primarily to a $1 million gain from the sale of a Chrysler franchise in Austin, Texas in 2000.

SELECTED OPERATIONAL AND FINANCIAL DATA FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 30, 1999

  NEW VEHICLE DATA

                                                                         INCREASE/    PERCENT
                                               2000          1999       (DECREASE)     CHANGE
                                               ----          ----       ----------    -------
                                             (Dollars in thousands, except per unit amounts)
Retail unit sales.........................      86,729        60,384       26,345       43.6%
Retail sales revenues.....................  $2,165,954    $1,465,759     $700,195       47.8%
Gross profit..............................  $  169,690    $  121,639     $ 48,051       39.5%
Average gross profit per retail unit
  sold....................................  $    1,957    $    2,014     $    (57)      (2.8)%
Gross margin..............................         7.8%          8.3%        (0.5)%

  USED VEHICLE DATA

                                                                                      PERCENT
                                               2000          1999        INCREASE      CHANGE
                                               ----          ----        --------     -------
                                             (Dollars in thousands, except per unit amounts)
Retail unit sales.........................      59,144        45,630       13,514       29.6%
Retail sales revenues(1)..................  $  804,039    $  606,764     $197,275       32.5%
Gross profit..............................  $   79,940    $   59,308     $ 20,632       34.8%
Average gross profit per retail unit
  sold....................................  $    1,352    $    1,300     $     52        4.0%
Gross margin..............................         9.9%          9.8%         0.1%

---------------

(1) Excludes used vehicle wholesale revenues, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

  PARTS AND SERVICE DATA

                                                                      INCREASE/    PERCENT
                                               2000         1999      (DECREASE)   CHANGE
                                               ----         ----      ----------   -------
                                                        (Dollars in thousands)
Sales revenues............................  $  306,089   $  212,970    $ 93,119     43.7%
Gross profit..............................  $  167,463   $  116,622    $ 50,841     43.6%
Gross margin..............................        54.7%        54.8%       (0.1)%

  OTHER DEALERSHIP REVENUES, NET

                                                                                      PERCENT
                                               2000          1999        INCREASE      CHANGE
                                               ----          ----        --------     -------
                                             (Dollars in thousands, except per unit amounts)
Retail new and used unit sales............     145,873       106,014       39,859       37.6%
Retail sales revenues.....................  $  110,344    $   78,788     $ 31,556       40.1%
Other dealership revenues, net per retail
  unit sold...............................  $      756    $      743     $     13        1.7%

  SAME STORE REVENUES COMPARISON (1)

                                                                                   PERCENT
                                               2000         1999       INCREASE    CHANGE
                                               ----         ----       --------    -------
                                                        (Dollars in thousands)
New vehicle...............................  $1,343,522   $1,232,041    $111,481      9.0%
Used vehicle..............................     677,211      655,625      21,586      3.3%
Parts and service.........................     192,971      181,113      11,858      6.5%
Other dealership revenues, net............      73,468       67,533       5,935      8.8%
                                            ----------   ----------    --------     ----
          Total revenues..................  $2,287,172   $2,136,312    $150,860      7.1%
                                            ==========   ==========    ========     ====

---------------

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     REVENUES. Revenues increased $1,077.8 million, or 43.0%, to $3,586.1 million for the year ended December 31, 2000, from $2,508.3 million for the year ended December 31, 1999. New vehicle revenues increased primarily due to strong customer acceptance of our products, particularly Lexus, Honda, Nissan and Toyota, partially offset by some weakness in the General Motors brands, and the acquisitions of additional dealership operations during 1999 and 2000. The growth in used vehicle revenues was primarily attributable to an emphasis on used vehicle sales in the Dallas, Denver, Oklahoma and south Florida markets, and the additional dealership operations acquired. The increase in parts and service revenues was due to the additional dealership operations acquired, coupled with strong organic growth in the Austin, Houston and south Florida markets. Other dealership revenues increased primarily due to an increase in the number of retail new and used vehicle sales.

     GROSS PROFIT. Gross profit increased $151.0 million, or 40.1%, to $527.4 million for the year ended December 31, 2000, from $376.4 million for the year ended December 31, 1999. The increase was attributable to increased revenues net of a decrease in gross margin from 15.0% for the year ended December 31, 1999, to 14.7% for the year ended December 31, 2000. The gross margin decreased as lower margin new vehicle revenues increased as a percentage of total revenues, and the gross margin on new vehicle sales declined. The gross margin on new retail vehicle sales declined to 7.8% from 8.3% due to the lower margins of our last two platform acquisitions. Our new vehicle gross margin would have been 8.2%, excluding the impact of our last two platform acquisitions. The gross margins on our other products and services remained relatively consistent with the prior year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $113.9 million, or 40.7%, to $393.7 million for the year ended December 31, 2000, from $279.8 million for the year ended December 31, 1999. The increase was primarily attributable to the additional dealership operations acquired and increased variable expenses, particularly incentive pay to employees, which increased as gross profit increased. Additionally, we recorded a $1.5 million charge, during the first quarter of 2000, related to unfavorable medical claims experience. Our medical plan was revised as of March 1, 2000. Selling, general and administrative expenses increased as a percentage of gross profit to 74.6% from 74.3% due to the medical plan charge and under-performance in our Albuquerque and south Florida operations.

     INTEREST EXPENSE. Floorplan and other interest expense, net, increased $22.6 million, or 74.3%, to $53.0 million for the year ended December 31, 2000, from $30.4 million for the year ended December 31, 1999. The increase was due to increases in total debt outstanding and interest rates. The increase in debt outstanding was primarily attributable to the floorplan borrowings of the additional dealership operations acquired and additional borrowings to complete acquisitions. Further, contributing to the increase was a 100 basis point increase in the weighted average LIBOR. Partially mitigating the LIBOR increase was a 25 basis point rate reduction of the spread charged on our floorplan notes payable, which was effective in May 1999. Additionally, in December 2000, we received another 12.5 basis point reduction of the spread charged.

     OTHER INCOME, NET. Other income, net, increased $956,000 to $1,142,000 for the year ended December 31, 2000, from $186,000 for the year ended December 31, 1999. The increase is due primarily to a $1.0 million gain from the sale of a Chrysler franchise in Austin, Texas.

SELECTED OPERATIONAL AND FINANCIAL DATA FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

NEW VEHICLE DATA

                                                                                       PERCENT
                                                  1999          1998       INCREASE     CHANGE
                                                  ----          ----       --------    -------
                                               (Dollars in thousands, except per unit amounts)
Retail unit sales............................      60,384        39,822      20,562      51.6%
Retail sales revenues........................  $1,465,759    $  931,205    $534,554      57.4%
Gross profit.................................  $  121,639    $   74,096    $ 47,543      64.2%
Average gross profit per retail unit sold....  $    2,014    $    1,861    $    153       8.2%
Gross margin.................................         8.3%          8.0%        0.3%

USED VEHICLE DATA

                                                                                       PERCENT
                                                  1999          1998       INCREASE     CHANGE
                                                  ----          ----       --------    -------
                                               (Dollars in thousands, except per unit amounts)
Retail unit sales............................      45,630        31,248      14,382      46.0%
Retail sales revenues(1).....................  $  606,764    $  411,065    $195,699      47.6%
Gross profit.................................  $   59,308    $   38,282    $ 21,026      54.9%
Average gross profit per retail unit sold....  $    1,300    $    1,225    $     75       6.1%
Gross margin.................................         9.8%          9.3%        0.5%

---------------

(1) Excludes used vehicle wholesale revenues, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

PARTS AND SERVICE DATA

                                                                                    PERCENT
                                                  1999         1998      INCREASE   CHANGE
                                                  ----         ----      --------   -------
                                                          (Dollars in thousands)
Sales revenues...............................  $  212,970   $  139,144   $ 73,826    53.1%
Gross profit.................................  $  116,622   $   74,616   $ 42,006    56.3%
Gross margin.................................        54.8%        53.6%       1.2%

OTHER DEALERSHIP REVENUES, NET

                                                                                       PERCENT
                                                  1999          1998       INCREASE     CHANGE
                                                  ----          ----       --------    -------
                                               (Dollars in thousands, except per unit amounts)
Retail new and used unit sales...............     106,014        71,070      34,944      49.2%
Retail sales revenues........................  $   78,788    $   49,516    $ 29,272      59.1%
Other dealership revenues, net per retail
  unit sold..................................  $      743    $      697    $     46       6.6%

SAME STORE REVENUES COMPARISON (1)

                                                                                    PERCENT
                                                  1999         1998      INCREASE   CHANGE
                                                  ----         ----      --------   -------
                                                          (Dollars in thousands)
New vehicle..................................  $  706,678   $  609,888   $ 96,790    15.9%
Used vehicle.................................     399,198      370,010     29,188     7.9%
Parts and service............................      95,417       86,395      9,022    10.4%
Other dealership revenues, net...............      37,013       32,434      4,579    14.1%
                                               ----------   ----------   --------    ----
          Total revenues.....................  $1,238,306   $1,098,727   $139,579    12.7%
                                               ==========   ==========   ========    ====

---------------

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     REVENUES. Revenues increased $878.2 million, or 53.9%, to $2,508.3 million for the year ended December 31, 1999, from $1,630.1 million for the year ended December 31, 1998. New vehicle revenues increased primarily due to strong customer acceptance of our products, particularly Chevrolet, Ford, Lexus and Honda, and the acquisitions of additional dealership operations during 1998 and 1999. The growth in used vehicle revenues was primarily attributable to an emphasis on used vehicle sales in the Houston and Oklahoma markets, and the additional dealership operations acquired. The increase in parts and service revenues was due to the additional dealership operations acquired, coupled with strong organic growth in the Denver, Houston and Beaumont markets. Other dealership revenues increased primarily due to the implementation of our vehicle service contract and insurance programs, and related training, which resulted in improved revenues per unit, in addition to an increase in the number of retail new and used vehicle sales.

     GROSS PROFIT. Gross profit increased $139.9 million, or 59.2%, to $376.4 million for the year ended December 31, 1999, from $236.5 million for the year ended December 31, 1998. The increase was attributable to increased revenues and an increase in gross margin from 14.5% for the year ended December 31, 1998, to 15.0% for the year ended December 31, 1999. The gross margin increased even though lower margin new vehicle revenues increased as a percentage of total revenues, as improvements in other dealership revenues per unit and increases in the gross margin on new and used vehicle sales and parts and service sales offset the change in the merchandising mix. The gross margin on new vehicle retail sales improved to 8.3% from 8.0% due to our dealership managers performing well in a favorable market and our sales training programs. The increase in gross margin on used vehicle retail sales to 9.8% from 9.3% was primarily attributable to our dealership managers performing well in a favorable operating environment and our sales training programs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $101.8 million, or 57.2%, to $279.8 million for the year ended December 31, 1999, from $178.0 million for the year ended December 31, 1998, The increase was primarily attributable to the additional dealership operations acquired and increased variable expenses, particularly incentive pay to employees, which increased as gross profit increased. Selling, general and administrative expenses decreased as a percentage of gross profit to 74.3% from 75.3% due primarily to increased operating leverage.

     INTEREST EXPENSE. Floorplan and other interest expense, net, increased $13.5 million, or 79.9%, to $30.4 million for the year ended December 31, 1999, from $16.9 million for the year ended December 31, 1998. The increase was primarily attributable to the floorplan interest expense of the additional dealership operations acquired and borrowings to complete acquisitions. A portion of the increase is due to the completion of our offering of $100 million of senior subordinated notes during the first quarter of 1999. Partially offsetting the increases was a 40 basis point decline in the weighted average interest rate on our floorplan notes payable. Contributing to the rate decline was a rate reduction realized from obtaining a lower interest rate on our floorplan notes payable.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity are cash on hand, cash from operations, our credit facility (which includes the floorplan facility and the acquisition facility) and equity and debt offerings.

     The following table sets forth selected historical information from our statements of cash flows:

                                                                        SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,            JUNE 30,
                                     -------------------------------    ----------------
                                       1998       1999        2000       2000       2001
                                       ----       ----        ----       ----       ----
                                                        (In thousands)
Net cash provided by operating
  activities.......................  $ 24,277   $  73,224   $ 95,592   $ 14,386   $ 54,101
Net cash used in investing
  activities.......................   (58,225)   (126,944)   (72,768)   (36,976)    (3,939)
Net cash provided by (used in)
  financing activities.............    65,299     106,101       (770)    18,185    (40,464)
                                     --------   ---------   --------   --------   --------
Net increase (decrease) in cash and
  cash equivalents.................  $ 31,351   $  52,381   $ 22,054   $ (4,405)  $  9,698
                                     ========   =========   ========   ========   ========

  CASH FLOWS

     Total cash and cash equivalents at June 30, 2001, were $150.6 million.

     OPERATING ACTIVITIES. During the first six months of 2001, we generated cash flows from operations of approximately $54.1 million, an increase of $39.7 million compared to the same period in the prior year. Excluding working capital changes, cash flows from operating activities increased $3.3 million over the prior year period. For the three-year period ended December 31, 2000, we generated $193.1 million in net cash from operating activities, primarily driven by net income plus depreciation and amortization. Excluding working capital changes, during 2000 cash flows from operating activities increased $14.0 million over the prior-year period.

     INVESTING ACTIVITIES. During the first six months of 2001, we used approximately $3.9 million in investing activities. We paid $6.7 million for purchases of property and equipment, of which $3.4 million was used for the purchase of land and construction of facilities for new or expanded operations. We received $4.0 million from the sales of franchises.

     The $72.8 million of cash used for investing activities during 2000 was primarily attributable to cash paid in completing acquisitions, net of cash balances obtained in the acquisitions, and purchases of property and equipment, partially offset by proceeds from the sales of franchises. During 2000, we used approximately $17.3 million in purchasing property and equipment, of which, approximately $8.8 million was for the purchase of land and construction of new facilities.

     During 1999, $126.9 million was used for investing activities, primarily attributable to completing acquisitions, net of cash balances obtained in the acquisitions, and purchases of property and equipment, partially offset by sales of property and equipment. During 1999, we used approximately $27.4 million in purchasing property and equipment, of which, approximately $19.6 million was for the purchase of land and construction of new facilities. Partially offsetting these uses of cash, we received $11.7 million from sales of property and equipment. The proceeds were received primarily from the sale of dealership properties to a REIT for approximately $11.2 million, and for which no gain or loss was recognized.

     During 1998, $58.2 million was used in investing activities, primarily for acquisitions, net of cash received, and purchases of property and equipment, net of sales. Of the $9.7 million used in purchasing property and equipment during 1998, approximately $5.6 million related to the purchase of land and construction of facilities for new or expanded operations. During December

1998, we completed the sale and leaseback of six dealership properties and received $20.0 million in gross proceeds from the sale, for which no gain or loss was recognized.

     FINANCING ACTIVITIES. We used approximately $40.5 million and $770,000 during the first six months of 2001 and for the fiscal year 2000, respectively, in financing activities. We obtained approximately $106.1 million and $65.3 million during 1999 and 1998, respectively, from financing activities.

     During the first six months of 2001, funds were used primarily to repay borrowings under our credit facility and for purchases of our common stock.

     During 2000 cash was provided primarily through borrowings on our revolving credit facility. We used $6.3 million for principal payments of long-term debt. Additionally, we used $20.9 million for purchases of treasury stock.

     The net cash provided during 1999 was generated primarily from our March 1999 offerings of 2 million shares of common stock and $100 million of senior subordinated notes. The net proceeds from these offerings, approximately $137.7 million, were used to repay $59.0 million borrowed under the acquisition portion of the credit facility, with the remainder of the proceeds being used in completing acquisitions during 1999. Additionally, in connection with the sale of properties to a REIT, we paid off mortgages of approximately $2.5 million.

     The net cash provided during 1998 was generated primarily from drawings on our credit facility and was utilized in completing acquisitions and supporting increased sales volumes. Partially offsetting the $75.5 million in borrowings was $10.0 million in principal payments on long-term debt, of which $6.6 million was related to the payoff of mortgages in connection with the sale and leaseback transaction completed in December 1998.

     WORKING CAPITAL. At June 30, 2001, we had working capital of $58.8 million. Historically, we have funded our operations with internally generated cash flow and borrowings. Certain manufacturers have minimum working capital guidelines, which may limit a subsidiary's ability to make distributions to the parent company. While we cannot guarantee it, based on current facts and circumstances, we believe we have adequate cash flows coupled with borrowing capacity under our credit facility to fund our current operations.

STOCK REPURCHASE

     The board of directors has authorized us to repurchase a portion of our stock, subject to management's judgment and the restrictions of our various debt agreements. Our agreements, subject to other covenants, allow us to spend approximately 33% of our cumulative net income to repurchase stock. During 2000 we repurchased 2.7 million shares for $31.4 million, excluding shares repurchased to fulfill obligations under our employee stock purchase plan. During the first six months of 2001, we repurchased approximately 545,000 shares for $7.9 million, excluding shares repurchased to fulfill obligations under our employee stock purchase plan. Management will continue to review its alternatives to determine when it is appropriate to repurchase stock.

CAPITAL EXPENDITURES

     Our capital expenditures include expenditures to extend the useful life of current facilities and expenditures to start or expand operations. Historically, our annual capital expenditures exclusive of new or expanded operations have approximately equaled our annual depreciation charge. Expenditures relating to the construction or expansion of dealership facilities, generally, are driven by new franchises being awarded to us by a manufacturer or significant growth in sales at an existing facility. We plan to invest approximately $10 million in 2001 to expand six existing facilities and prepare three new facilities for operations.

ACQUISITION FINANCING

     We anticipate investing between $20 million and $30 million in completing tuck-in acquisitions during 2001. We expect the cash needed to complete our acquisitions will come from the operating cash flows of our existing dealerships and borrowings under our current credit facilities, including amounts we may reborrow after applying the net proceeds from this offering. We anticipate, subject to market conditions, increasing acquisition activity during 2002.

CREDIT FACILITY

     In December 2000, we amended our credit facility to decrease the commitment from $1 billion to $900 million and reduce the rate charged on our floorplan facility to LIBOR plus 112.5 basis points. The credit facility provides a floorplan facility of $702 million for financing vehicle inventories and an acquisition facility of $198 million for financing acquisitions, general corporate purposes and capital expenditures. The lending group making up the credit facility is comprised of 15 major financial institutions, including five manufacturer captive finance companies. The manufacturer captive finance companies include Ford Motor Credit Company, Toyota Motor Credit Company, BMW Financial Services, N.A., Inc., Chrysler Financial Company, L.L.C. and Mercedes Benz Credit Corporation. The credit facility matures in December 2003. As of June 30, 2001, $177.5 million was available to be drawn under the acquisition facility, subject to a cash flow calculation and the maintenance of certain financial ratios and various covenants. The credit facility allows 33% of net income to be paid as cash dividends.

     During July 2001, we entered into a two-year interest rate swap with a notional amount of $100 million. The effect of the swap is to convert the interest rate on a portion of our borrowings from 30-day LIBOR to a fixed rate of interest.

LEASES

     We lease various real estate, facilities and equipment under long-term operating lease agreements. Generally, the leases have 30-year total terms with initial terms of 15 years and three five-year option periods, at our option. Additionally, we generally have an option to purchase the real estate and facilities at the end of the lease term, and a right of first refusal, giving us the opportunity to purchase the real estate and facilities, if the owner reaches an agreement to sell them to a third party.

CYCLICALITY

     Our operations, like the automotive retailing industry in general, can be impacted by a number of factors relating to general economic conditions, including consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, may impact our business, we believe the impact on our operations of future negative trends in such factors will be somewhat mitigated by our (1) strong parts, service and collision repair service operations, (2) variable cost structure, (3) geographic diversity and (4) product diversity.

SEASONALITY

     Our operations are subject to seasonal variations, with the second and third quarters generally contributing more operating profit than the first and fourth quarters. Three primary forces drive this seasonality: (1) manufacturer-related factors, primarily the historical timing of major manufacturer incentive programs and model changeovers, (2) weather-related factors and (3) consumer buying patterns.

                                    BUSINESS

GENERAL

     We are a leading operator in the $1 trillion automotive retailing industry. We operate 59 dealerships comprised of 101 franchises, 30 different brands, and 22 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Colorado, Georgia, Louisiana and Massachusetts. We sell new and used cars and light trucks, provide maintenance and repair services and sell replacement parts and arrange related financing, vehicle service and insurance contracts.

     We believe that we are one of the ten largest automobile dealership retailers in the country in terms of revenues. We had revenues of $3.6 billion and diluted earnings per share of $1.88 for the twelve months ended December 31, 2000. For the six months ended June 30, 2001, we had revenues of approximately $1.9 billion and diluted earnings per share of $1.15.

     We believe that our strengths include:

     - the reputation and experience of our management and our dealership principals as leading operators in the automotive retailing industry;

     - our senior management's experience in acquiring and integrating automobile dealerships;

     - our ability to utilize equity incentives to attract and retain high quality personnel;

     - our well established local brands with strong operating cash flows;

     - our geographic and brand diversity;

     - our ability to capitalize on economies of scale;

     - our ability to save costs by centralizing financing and certain administrative functions of our dealerships; and

     - our dealerships' proven ability to obtain high quality used vehicles at cost-effective prices through trade-ins and off-lease programs.

BUSINESS STRATEGY

     Supporting, creating and fostering an entrepreneurial spirit is central to Group 1's decentralized model. This entrepreneurial spirit combined with specialized training programs and support groups, allows us to attract, develop and retain some of the best entrepreneurs in the industry. Our platform presidents know their unique markets and products and are responsible for their regional operations.

     Our corporate team is responsible for arranging financing, monitoring operations, allocating capital and providing administrative and support functions on a consolidated level. To maintain a consolidated business focus, our corporate team has established uniform budgeting, accounting and reporting standards on a company-wide basis. For example, monthly platform benchmarking reports show rankings based on key financial ratios. These reports tell our corporate team and the platform presidents how they are contributing to our overall goals. Benchmarking encourages friendly competition and shared best practices among the platform presidents and their operations.

     From a product standpoint, we are focused on expanding our higher-margin businesses: parts and service, used vehicles and finance, service and insurance contracts. This strategy has produced award-winning dealerships with above-industry-average operating margins and same store revenue growth.

     ACQUISITION PROGRAM

     Our investment strategy is focused on return on investment and is funded with internally generated cash flow, debt and, subject to market conditions, common stock. Based on a risk-adjusted analysis of expected returns, we allocate our resources among expanding current operations, acquisitions and common stock repurchases.

     We have a disciplined two-tier acquisition program that is designed to enhance brand and geographic diversity, create economies of scale and deliver a targeted return on investment. Acquisitions are designed to immediately enhance earnings per share. Under our acquisition program, we pursue:

     - "platform" acquisitions of large, profitable and well managed multi-franchise dealership groups in metropolitan and suburban geographic markets that we do not currently serve, and

     - smaller "tuck-in" acquisitions to existing platforms that allow us to increase brand diversity, capitalize on economies of scale and offer a greater breadth of products and services in each of the markets in which we operate.

     We have used, and may in the future use, our common stock to fund a portion of our acquisitions. In addition, we have a revolving credit facility, which provides us with the ability to borrow up to $198 million for acquisitions and working capital needs.

     ENTERING NEW GEOGRAPHIC MARKETS. We intend to expand into geographic markets we do not currently serve by acquiring large, profitable and well-established megadealers that are leaders in their regional markets. We pursue megadealers that have superior operational and financial management personnel, which we seek to retain. We believe that by retaining existing high quality management we will be able to effectively operate acquired megadealers with management personnel who understand the local market without having to employ and train new and untested personnel.

     EXPANDING WITHIN EXISTING MARKETS. We plan to make tuck-in acquisitions of additional dealerships in each of the markets in which we operate, including acquisitions that increase the brands, products and services offered in these markets. We believe that these acquisitions will increase our operating efficiencies and cost savings on a regional level in areas such as advertising, vendor consolidation, data processing and personnel utilization.

     OPERATING STRATEGY

     We follow an operating strategy that focuses on decentralized management, expansion of higher margin businesses, customer service, centralization of certain administrative functions and new technology initiatives.

     DECENTRALIZED MANAGEMENT. We believe that by managing our dealerships on a decentralized basis, we provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating market share growth. By coordinating certain operations on a platform basis, we believe that we will achieve cost savings in such areas as advertising, vendor consolidation, data processing and personnel utilization.

     EXPAND HIGHER MARGIN ACTIVITIES. We focus on expanding our higher margin businesses such as used vehicle retail sales, parts and service and arranging vehicle finance, service and insurance contracts. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, they also pursue an integrated company-wide strategy designed to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing inventory, new vehicle franchises are especially well positioned to capitalize on industry growth in used vehicle sales. In addition, each of our dealerships offers an integrated parts and service department, which provides an important source of recurring higher margin revenues. We also have the opportunity on each new or used vehicle sold to generate incremental revenues from the arranging of finance and lease contracts, vehicle service contracts and credit insurance policies.

     COMMITMENT TO CUSTOMER SERVICE. We focus on providing high quality service to meet the needs of customers. Our dealerships strive to cultivate lasting relationships with their customers, and we believe these efforts increase our opportunities for significant repeat and referral business. For example, our dealerships regard their service and repair activities as an integral part of their overall approach to customer service. This approach provides us with an opportunity to foster ongoing relationships with customers and deepen customer loyalty. In addition, our dealerships continually review their processes in an effort to better meet the needs of their customers. Some of our dealerships utilize the one-price method of pricing their inventory for sale, while the majority of our dealerships utilize non-confrontational variable pricing.

     COST AND REVENUE SYNERGIES. We believe that by consolidating the purchasing power of our dealerships on a centralized basis we have benefited from significant cost savings. For example, since we began operations, we have significantly reduced the interest rate on our floorplan financing through our consolidated credit facility. Furthermore, we have benefited from the consolidation of administrative functions such as risk management, employee benefits and employee training. We have also enhanced revenues by establishing preferred providers for retail finance and vehicle service contracts.

     TECHNOLOGY INITIATIVES. We use the Internet to more effectively communicate with our customers. Customers can arrange service appointments, search our inventory and receive notice of special offers. Our platform portal web pages provide customers a direct one-stop shopping experience in their local market, providing multiple brands and an extensive inventory of vehicles. Also, as franchised dealerships, we receive Internet leads from manufacturers' e-commerce programs and, through a contractual relationship with an e-commerce software company, we receive Internet leads from several major portals. Lastly, at times, we use automotive Internet referral services to provide incremental sales opportunities.

INDUSTRY OVERVIEW

     With approximately $1 trillion in 2000 sales, automotive retailing is the largest retail trade sector in the United States. The industry is highly fragmented and largely privately held with approximately 22,000 automobile dealership locations. In 2000, U.S. franchised automobile dealers sold 17.4 million new vehicles and 20.5 million used vehicles for sales of approximately $386 billion and $184 billion, respectively. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. Since 1996, new vehicle revenues have grown at an 8.9% compound annual rate. Over the same period, used vehicle revenues have grown at a 6.2% compound annual rate. Slower unit volume growth over this time period has been offset by the rising prices associated with new vehicles and, on average, the higher prices paid for later model high quality used vehicles which now comprise a significant part of the used vehicle market. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment.

     As the industry has evolved, so has the dealership profile. Over the past three decades, there has been a trend toward fewer, but larger, dealerships. In 2000, each of the largest 100 dealer groups had more than $200 million in revenues. Although significant consolidation has taken place since its inception, the industry today remains highly fragmented, with the 10 largest dealer groups generating approximately 8% of total sales revenues. We believe that these factors, together with increasing capital requirements for operating automobile dealerships, lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners provide an attractive environment for the consolidation program.

     As with retailers generally, automobile dealership profitability varies widely and depends in part on the effective management of inventory, marketing, quality control and responsiveness to customers. Since 1994, retail automobile dealerships in the United States have earned on average between 12.6% and 13.1% total gross margin on sales with smaller dealerships generally realizing a higher gross margin than larger dealerships. New vehicle sales were the smallest proportionate contributors to dealers' gross profits during this period, most recently earning an average gross margin of 6.1% in 2000. Used vehicles provided higher gross margins than new vehicles during this period, with an average used vehicle gross margin of 10.9% in 2000. Dealerships also offer a range of other services and products, including maintenance and repair services, replacement parts and financing, vehicle service and insurance contracts.

DEALERSHIP OPERATIONS

     Each of our platforms has an established management structure that promotes and rewards entrepreneurial spirit and the achievement of team goals. The general manager of each dealership is ultimately responsible for the operation, personnel and financial performance of the dealership. The general manager is complemented with a management team consisting of a new vehicle sales manager, used vehicle sales manager, parts and service managers and finance managers. Each dealership is operated as a distinct profit center, in which dealership general managers are given a high degree of autonomy. The general manager and the other members of the dealership management team, as long-time members of their local communities, are typically best able to judge how to conduct day-to-day operations based on their experience in and familiarity with the local market.

     NEW VEHICLE SALES. The new vehicle market in the United States is an approximately $386 billion market. We currently represent 30 American, Asian and European brands of economy, family, sports and luxury cars, light trucks and sport utility vehicles. The following table sets forth for the six months ended June 30, 2001, the brands and number of new vehicles sold at retail by us:

                                                ACTUAL NUMBER OF     PERCENTAGE OF
MANUFACTURER                                    NEW VEHICLES SOLD   TOTAL UNITS SOLD
------------                                    -----------------   ----------------
Ford..........................................       12,563               28.8%
Toyota........................................        8,943               20.5%
Chevrolet.....................................        3,289                7.5%
Dodge.........................................        2,754                6.3%
Nissan........................................        2,422                5.6%
Lexus.........................................        2,191                5.0%
Honda.........................................        1,929                4.4%
Chrysler......................................        1,410                3.2%
GMC...........................................        1,164                2.7%
Acura.........................................        1,031                2.4%
Mitsubishi....................................          975                2.2%
Jeep..........................................          870                2.0%
Pontiac.......................................          720                1.6%
Isuzu.........................................          496                1.1%
Audi..........................................          431                1.0%
Subaru........................................          378                0.9%
Mazda.........................................          364                0.8%
Mercedes Benz.................................          353                0.8%
Buick.........................................          202                0.5%
Hyundai.......................................          181                0.4%
Volkswagen....................................          178                0.4%

                                                ACTUAL NUMBER OF     PERCENTAGE OF
MANUFACTURER                                    NEW VEHICLES SOLD   TOTAL UNITS SOLD
------------                                    -----------------   ----------------
Mercury.......................................          141                0.3%
Plymouth......................................          125                0.3%
BMW...........................................          122                0.3%
Cadillac......................................          115                0.3%
Lincoln.......................................           96                0.2%
Porsche.......................................           70                0.2%
Kia...........................................           46                0.1%
Volvo.........................................           26                0.1%
Oldsmobile....................................           25                0.1%
                                                     ------              -----
          Total...............................       43,610              100.0%
                                                     ======              =====

     Our dealerships' new vehicle retail sales include traditional new vehicle retail lease transactions and lease-type transactions, both of which are arranged by the dealerships. New vehicle leases generally have short terms, bringing the customer back to the market sooner than if the purchase were debt financed. In addition, leases provide our dealerships with a steady source of late-model, off-lease vehicles for their used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing the dealerships to provide repair service to the lessee throughout the lease term.

     Our dealerships seek to provide customer-oriented service designed to meet the needs of its customers and establish lasting relationships that will result in repeat and referral business. The dealerships continually evaluate innovative ways to improve the buying experience for their customers. We believe that our ability to share best practices among our dealerships gives us an advantage over smaller dealerships. For example, the dealerships strive to:

          (1) employ more efficient selling approaches;

          (2) utilize computer technology that decreases the time necessary to purchase a vehicle;

          (3) engage in extensive follow-up after a sale in order to develop long-term relationships with customers; and

          (4) extensively train their sales staffs to be able to meet the needs of the customer.

     Our dealerships acquire substantially their entire new vehicle inventory from automobile Manufacturers. Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. Our dealerships finance their inventory purchases through the floorplan portion of our revolving credit facility. We receive interest assistance from various Manufacturers. In general, this assistance equals approximately 80% to 90% of our floorplan notes payable interest expense. During 2000, we recognized $31.1 million of assistance, which we accounted for as a purchase discount and reflected as a reduction of cost of sales in the income statement as vehicles were sold.

     USED VEHICLE SALES. The used vehicle market, including independent used vehicle dealers and private parties, in the United States is an approximately $401 billion market. We sell used vehicles at each of our franchised dealerships. Sales of used vehicles are a significant source of profit for the dealerships. Consumer demand for used vehicles has increased as more high quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. We intend to continue growing our used vehicle sales operations by maintaining a high quality inventory, providing competitive prices, offering vehicle service contracts for our used vehicles, and continuing to promote used vehicle sales.

     Profits from sales of used vehicles depend primarily on the dealerships' ability to obtain a high quality supply of used vehicles and effectively manage that inventory. Our new vehicle operations provide the used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which are the best sources of high quality used vehicles. The dealerships supplement their used vehicle inventory with used vehicles purchased at auctions.

     Each of the dealerships generally maintains a 30-day supply of used vehicles and offers to other dealers and wholesalers used vehicles that they do not retail to customers. Vehicles may be transferred among our dealerships to provide balanced inventories of used vehicles at each of our dealerships.

     Our dealerships have taken several steps towards building customer confidence in their used vehicle inventory, including participation in manufacturer certification processes, which are available only to new vehicle franchises. This process makes these used vehicles eligible for new vehicle benefits such as new vehicle finance rates and in some cases, the manufacturer warranty is extended. In addition, the dealerships offer vehicle service contracts covering the used vehicles that they sell.

     We believe that our franchised dealerships' strengths in offering used vehicles include:

          (1) access to trade-ins on new vehicle purchases, which are typically lower mileage and higher quality relative to trade-ins on used car purchases,

          (2) access to late-model, low mileage off-lease vehicles, and

          (3) the availability of manufacturer certification programs for our higher quality used vehicles.

     A supply of high quality trade-ins and off-lease vehicles reduces our dependence on auction vehicles, which are typically a higher cost source of used vehicles.

     PARTS AND SERVICE SALES. The parts and service business in the United States is an approximately $219 billion market. We provide parts and service at each of our franchised dealerships, primarily for the vehicle makes sold at that dealership. We perform both warranty and non-warranty service work. Warranty work accounts for approximately 20% of our parts, service and collision service revenues. In addition to each of our dealerships' parts and service businesses, we currently own 22 collision service centers.

     Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Additionally, Manufacturers permit warranty work to be performed only at franchised dealerships. Hence, unlike independent service operations, our franchised dealerships are qualified to perform work covered by Manufacturer warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended manufacturer and dealer warranty periods for new vehicles, we believe that an increasing percentage of repair work will be performed at our franchised dealerships, each of which have the sophisticated equipment and skilled personnel necessary to perform such repairs and offer vehicle service contracts.

     We attribute our profitability in parts and service to a comprehensive management system, including the use of variable rate pricing structures, cultivation of strong customer relationships through an emphasis on preventive maintenance and the efficient management of parts inventory.

     In charging for their technicians' labor, our dealerships use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly priced based on market conditions for different parts. We believe that variable rate pricing helps our dealerships achieve overall gross margins in parts and service which are superior to those of certain competitors who rely on fixed labor rates and percentage markups. Additionally, it allows the dealership to be competitive with local service centers that provide discounted pricing on select services.

     Our dealerships seek to retain each vehicle purchaser as a customer of the dealership's parts and service departments. The dealerships have systems in place that track their customers' maintenance records and notify owners of vehicles purchased or serviced at the dealerships when their vehicles are due for periodic services. The dealerships regard service and repair activities as an integral part of their overall approach to customer service, providing an opportunity to foster ongoing relationships with the dealership's customers and deepen customer loyalty.

     The dealerships' parts departments support their respective sales and service departments. Each of the dealerships sell factory-approved parts for vehicle makes and models sold by that dealership. These parts are used either in repairs made by the dealership, sold at retail to its customers or at wholesale to independent repair shops and other franchised dealerships. Currently, each of the dealerships employs its own parts manager and independently controls its parts inventory and sales. Our dealerships frequently obtain unstocked parts from each other.

     OTHER DEALERSHIP REVENUES. Other dealership revenues consist primarily of finance, vehicle service contract and insurance income. The dealerships arrange financing for their customers' vehicle purchases, sell vehicle service contracts and arrange selected types of credit insurance in connection with the financing of vehicle sales. We place heavy emphasis on finance and insurance ("F&I") and offer advanced F&I training to our finance and insurance managers. Typically, the dealerships forward proposed financing contracts to Manufacturers' captive finance companies, selected commercial banks or other financing parties. The dealerships receive a financing fee from the lender for arranging the financing and are typically assessed a chargeback against a portion of the financing fee if the contract is terminated prior to its scheduled maturity for any reason, such as early repayment or default. We do not own a finance company and, generally, do not retain credit risk after a loan is made.

     At the time of a new vehicle sale, the dealerships offer vehicle service contracts to supplement the manufacturer warranty. Additionally, the dealerships sell primary vehicle service contracts for used vehicles. Our dealerships sell service contracts of third party vendors and Manufacturers, for which they recognize a commission upon the sale of the contract.

     The dealerships also offer certain types of credit insurance to customers who arrange the financing of their vehicle purchases through the dealerships. The dealerships sell credit life insurance policies to these customers, providing for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The dealerships also sell accident and disability insurance policies, which provide payment of the monthly loan obligations during a period in which the obligor is disabled. The dealerships sell such insurance through third party vendors and we reinsure the policies. As such, we defer all of the revenues and direct costs related to the sales of these policies and recognize them over the life of the policies.

     Also included in other dealership revenues is income from Manufacturer incentives. Increasingly, the Manufacturers are offering incentives to dealerships that achieve various goals set by the Manufacturers.

EMPLOYEES

     As of June 30, 2001, we employed approximately 5,675 people, of whom approximately 730 were employed in managerial positions, 1,717 were employed in non-managerial sales positions, 2,517 were employed in non-managerial parts and service positions and 711 were employed in administrative support positions.

     We believe that our relationships with our employees are favorable. None of our employees are represented by a labor union. However, because of our dependence on the Manufacturers we may be affected by labor strikes, work slowdowns and walkouts at the Manufacturers' manufacturing facilities.

PROPERTIES

     We use a number of facilities to conduct our dealership operations. Each of our dealerships may include facilities for (1) new and used vehicle sales, (2) vehicle service operations, (3) retail and wholesale parts operations, (4) collision service operations, (5) storage and (6) general office use. We try to structure our operations so as to avoid the ownership of real property. In connection with our acquisitions, we generally seek to lease rather than acquire the facilities on which the acquired dealerships are located. We generally enter into lease agreements with respect to such facilities that have 30-year total terms with 15-year initial terms and three five-year option periods, at our option, with respect to both third-party and related-party leases. As a result, we lease the majority of our facilities under long-term operating leases.

LEGAL PROCEEDINGS

     From time to time, our dealerships are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of business. Currently, no legal proceedings are pending against or involve us that, in our opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are Group 1's executive officers and directors, together with their positions and ages.

                                                                                  EXPIRATION
                                                                                  OF TERM AS
NAME                       AGE                      POSITION                       DIRECTOR
----                       ---                      --------                      ----------
B.B. Hollingsworth,Jr. ..  59    Chairman, President and Chief Executive
                                 Officer                                             2003
John T. Turner...........  57    Senior Vice President -- Corporate Development
Scott L. Thompson........  42    Senior Vice President -- Chief Financial
                                 Officer and Treasurer
John S. Bishop...........  54    Senior Vice President -- Operations
Charles M. Smith.........  55    Director; Senior Vice President -- Industry
                                   Relations                                         2002
John L. Adams............  56    Director                                            2004
Bennett E. Bidwell.......  74    Director                                            2003
John H. Duncan...........  73    Director                                            2002
Max P. Watson, Jr. ......  55    Director                                            2004
Robert E. Howard, II.....  54    Director; President of Howard Group                 2003
Kevin H. Whalen..........  42    Director; President of McCall Group                 2004

     Set forth below is a brief description of the business experience of the executive officers and directors of Group 1.

     B.B. HOLLINGSWORTH, JR. has served as Chairman of Group 1 since March 1997 and as President, Chief Executive Officer and Director of Group 1 since August 1996. Prior to joining Group 1, Mr. Hollingsworth spent nineteen years with Service Corporation International ("SCI"), where he helped establish SCI as the leading funeral service company in North America. He joined SCI in 1967, was then named Vice President for Corporate Development, was named Vice President and Chief Financial Officer in 1972, and was elected President and named a Director in 1975. He served as President and Director of SCI from 1975 until retirement in 1986. Prior to November 1997, Mr. Hollingsworth was a shareholder and director of Foyt Motors, Inc., a subsidiary of Group 1 that was acquired by Group 1 in November 1997. He also serves on The Council of Overseers of Rice University's Jesse H. Jones Graduate School of Management and the Board of Directors of the Greater Houston Partnership.

     JOHN T. TURNER has served as Group 1's Senior Vice President -- Corporate Development since December 1996. Prior to joining Group 1, Mr. Turner functioned as Managing Director -- Corporate Development, Europe for SCI. From 1990 to 1993, Mr. Turner served as Senior Vice President -- Operations and Director of The Loewen Group, Inc. From 1986 to 1990, he served as President and Director of Paragon Family Services, Inc. From 1981 to 1986, he served as Senior Vice President -- Corporate Development for SCI. Mr. Turner was a partner in Arthur Young & Company from 1977 to 1981.

     SCOTT L. THOMPSON has served as Senior Vice President -- Chief Financial Officer and Treasurer of Group 1 since December 1996. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a diversified enterprise with interests in automotive retailing, energy and professional sports. Among Mr. Thompson's other responsibilities within the KSA group of companies, he served as a Vice President and director of three automobile dealerships. Additionally, in connection with his position at KSA Industries, Inc. he served as a director of Adams Resources Energy, Inc., a public oil and gas company. He is a Certified Public Accountant, and from 1980 to 1991 he held various positions with Arthur Andersen LLP.

     JOHN S. BISHOP has served as Senior Vice President -- Operations since October 1998. Prior to joining Group 1, Mr. Bishop served as Group Vice President of Sales and Marketing for Gulf States Toyota ("GST"), an independent distributor of Toyota vehicles, parts and accessories serving approximately 140 dealers in a five-state area. Mr. Bishop held a number of management and executive positions with GST between 1981 and 1998. Before joining Gulf States Toyota, Mr. Bishop was employed at both Ford Motor Company and Chrysler Corporation for a combined 8 years.

     CHARLES M. SMITH has served as Director of Group 1 since its formation in December 1995. Mr. Smith has served as Senior Vice President -- Industry Relations of Group 1 since January 1999. Mr. Smith has more than 29 years experience in the automotive retailing industry. From 1968 to 1980, he served in various capacities in dealerships owned and operated by the Smith family. From 1980 to 1985, he owned and operated his own automobile dealership. From 1985 to November 1997, he served as managing partner of Smith & Liu Management Company, the management entity for the Smith Group dealerships that were acquired by Group 1 in November 1997. He is a board member and a former Chairman of the American International Automobile Dealers Association and is a Vice Chairman of the Texas Automobile Dealers Association. He has won the Time Magazine Quality Dealer Award and the Sports Illustrated All-Star Dealer Award. Mr. Smith is on General Motor's e-commerce advisory board.

     JOHN L. ADAMS has served as Director of Group 1 since November 1999. Mr. Adams is currently Executive Vice President of Trinity Industries, Inc., one of North America's largest manufacturers of transportation, construction and industrial products. Prior to joining Trinity Industries, Mr. Adams spent 25 years with Chase Texas and its predecessor, Chase Bank of Texas, National Association, in various positions. Mr. Adams was Chairman, President and Chief Executive Officer of Chase Bank of Texas from 1997 to 1998. Mr. Adams serves as a director to American Express Bank, Ltd., TU Electric Dallas (advisory), National Trustee for the Boys & Girls Clubs of America and the Children's Medical Center of Dallas.

     BENNETT E. BIDWELL has served as Director of Group 1 since June 1997. Mr. Bidwell joined Chrysler Corporation as Executive Vice President in 1983 and was elected to its board of directors in that same year. He was named Vice Chairman of Chrysler Corporation in 1985, Vice Chairman of Chrysler Motors Corporation in 1987 and President -- Product and Marketing of Chrysler Motors Corporation in 1988. From 1988 to 1990, Mr. Bidwell served as Chairman of Chrysler Motors Corporation. Mr. Bidwell retired from Chrysler Corporation in 1990. Prior to joining Chrysler, Mr. Bidwell spent 27 years with Ford Motor Company, and from 1981 to 1983 he was President and Chief Operating Officer of The Hertz Corporation. His past directorships include National Steel Corporation (1981-1983), McDonald Investments (1994-1996) and Kerr-McGee Corporation (1994-1998). Mr. Bidwell currently serves as a director for International Management Group, The Budd Company and Kelly Management Group.

     JOHN H. DUNCAN has served as Director of Group 1 since June 1997. Since 1988, Mr. Duncan has been a private investor with holdings in the automotive, oil and gas and real estate industries. From 1958 to 1968, Mr. Duncan served as President of Gulf & Western Industries, a company which he co-founded. Mr. Duncan currently serves as a director, Chairman of the Executive Committee and member of the Compensation Committee of Enron Corporation, a director and Chairman of the Compensation Committee of Enron Transportation and Trading and a director of EOG Resources, Inc. Mr. Duncan also serves on the Board of Trustees of Southwestern University, the Board of Trustees of the Texas Heart Institute and the Board of Visitors of the University of Texas (M.D. Anderson) Cancer Foundation.

     MAX P. WATSON, JR. served as President and Chief Executive Officer of BMC Software, Inc. ("BMC") from April 1990 to January 2001. He served as Chairman of the Board of BMC from January 1992 to April 2001. BMC is one of the world's largest software vendors. Mr. Watson also serves on the Texas Children's Hospital's Associate Board.

     ROBERT E. HOWARD, II has served as a Director of Group 1 since April 1997. Mr. Howard has served as President of the Howard Group since November 1997. Mr. Howard has more than 28 years experience in the automotive retailing industry. From 1969 to 1977, he served in various management positions at franchised dealerships. From 1978 to November 1997, he served as Chairman of Howard Pontiac-GMC, Inc., a franchised dealership acquired by Group 1 in November 1997. Prior to November 1997, Mr. Howard was also Chairman of the following companies acquired by Group 1 in November 1997: Bob Howard Chevrolet, Bob Howard Honda/ Acura, Bob Howard Toyota and Bob Howard Dodge. He was a recipient of the 1997 Time Magazine Quality Dealer Award and presently serves as a Commissioner of the Oklahoma Motor Vehicle Commission and as a Director of the Oklahoma City Metropolitan Automobile Dealers Association.

     KEVIN L. WHALEN has served as President and Chief Operating Officer of the McCall Group since 1997, President of Sterling McCall Toyota since 1994 and President of Sterling McCall Lexus since 1996. Mr. Whalen joined the McCall Group as a salesman in 1980 and held several management positions before being named General Manager in 1984. He has served on the Board of Directors of the Houston Automobile Dealers Association and served as Chairman of the National Automobile Dealer Association Toyota 10 Group in 1996. Mr. Whalen currently is a member of the Gulf States Toyota Dealer Council, serves on the Board of the Fellowship of Christian Athletes and Shepherd Mountain Sports Camp and is on the Advisory Board of the Salvation Army, Houston Metropolitan Area.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of common stock as of June 30, 2001, after giving effect to this offering but excluding the underwriters' over-allotment option, by (1) each person known by Group 1 to own beneficially more than five percent of its outstanding common stock, (2) Group 1's Chief Executive Officer and each of Group 1's other executive officers, (3) each of Group 1's directors and (4) all executive officers and directors as a group. All persons listed have an address c/o Group 1's principal executive offices and have sole voting and dispositive power over the shares of common stock indicated as owned by such person unless otherwise indicated.

                                                                    BENEFICIAL
                                                                   OWNERSHIP(1)
                                                              -----------------------
NAME OF BENEFICIAL OWNERS                                      SHARES         PERCENT
-------------------------                                      ------         -------
B.B. Hollingsworth, Jr. ....................................    771,168          3.5%
John S. Bishop..............................................     39,187            *
Charles M. Smith............................................    547,050(2)       2.5
Scott L. Thompson...........................................    213,547            *
John T. Turner..............................................    294,700          1.3
John L. Adams...............................................     13,300            *
Bennett E. Bidwell..........................................      3,000            *
John H. Duncan..............................................    186,368            *
Max P. Watson, Jr. .........................................     10,000            *
Robert E. Howard, II........................................  2,832,738(3)      13.1
Kevin H. Whalen.............................................    726,900          3.4
Sterling B. McCall, Jr. ....................................  1,431,430(4)       6.6
J.L. Kaplan Associates, LLC.................................  1,357,780(5)(6)    6.3
All directors and executive officers as a group (11 persons
  including the directors and executive officers named
  above)....................................................  5,637,958         25.3

---------------

 *  Less than 1%.

(1) Under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. The shares beneficially owned by Messrs. Hollingsworth, Bishop, Thompson, Turner, Adams, Bidwell, Duncan, Whalen and McCall include 174,700, 33,300, 149,360, 234,910, 3,300, 13,000, 3,000, 12,500 and 12,500 shares, respectively, that may be acquired by such person within 60 days through the exercise of stock options. The shares owned by the executive officers and directors as a group include 624,070 shares that may be acquired by such persons within 60 days through the exercise of stock options.

(2) Includes 900 shares owned by his children.

(3) Includes (i) 780,000 shares held by Howard Investments, L.L.C., which is controlled by Mr. Howard and (ii) 25,450 shares held by Century Reinsurance Company, Inc., which is controlled by Mr. Howard.

(4) As last reported in Mr. McCall's filings with the SEC through February 2001. Includes (i) 621,034 shares owned by Studebaker Family Limited Partnership, in which Mr. McCall has an indirect interest, (ii) 250,248 shares owned by Gulf Coast Family Limited Partnership, which is controlled by Mr. McCall,
    (iii) 106,041 shares owned by SBM-T Family Limited Partnership, which is controlled by Mr. McCall and (iv) 24,929 shares owned by Mr. McCall's spouse. Mr. McCall's address is 9400 Southwest Freeway, Houston, Texas 77074.

(5) As reported on a Schedule 13G as of December 31, 2000 and filed on February 7, 2001.

(6) J.L. Kaplan Associates, LLC, 222 Berkeley Street, Suite 2010, Boston, Massachusetts 02116 is an investment advisor and has sole voting power of 923,400 shares.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the New York Stock Exchange under the symbol "GPI". Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until we sell all of the securities or we terminate this offering:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     - The description of our common stock contained in our Form 8-A dated October 7, 1997, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

       Group 1 Automotive, Inc.
       950 Echo Lane, Suite 100
       Houston, Texas 77024
       (713) 647-5700

     You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

                          VALIDITY OF THE COMMON STOCK

     The validity of the common stock will be passed upon for Group 1 by Vinson & Elkins L.L.P., Houston, Texas, and for the underwriters by Sullivan & Cromwell, Washington, D.C. John S. Watson, the Secretary of Group 1, is a partner of Vinson & Elkins L.L.P.

                                    EXPERTS

     The audited financial statements of Group 1 incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                  UNDERWRITING

     Group 1 and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Robertson Stephens, Inc. are the representatives of the Underwriters.

                        Underwriters                            Number of Shares
                        ------------                            ----------------
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Banc of America Securities LLC..............................
Robertson Stephens, Inc.....................................
                                                                   ---------
          Total.............................................       2,200,000
                                                                   =========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 330,000 shares from Group 1 to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Group 1. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                    Paid by Group 1
                                    ---------------
                                                         No Exercise     Full Exercise
                                                         -----------     -------------
Per Share.............................................    $                $
Total.................................................    $                $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $ per share. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     Group 1 and its executive officers and directors have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement except with the prior written consent of the representatives. The agreement does not apply to any existing employee benefit plans or to any shares issued as consideration for acquisitions of automobile dealerships (provided, in the case of acquisitions, that the recipients agree to be bound by the restriction described above).

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Group 1 in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Group 1 has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Group 1 estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

     Certain of the Underwriters and their affiliates have in the past provided, and may in the future from time to time provide, commercial or investment banking services to us, for which they have in the past received, and may in the future receive, customary fees.

PROSPECTUS

Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024
(713) 647-5700

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                             ---------------------

    We may offer and sell the securities listed above with an aggregate offering price up to $86 million in connection with this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus, including whether the debt securities are guaranteed by all of our subsidiaries.

     YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

This prospectus is dated October 22, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Cautionary Statement About Forward-Looking Statements.......    3
Disclaimer..................................................    4
The Company.................................................    4
Use of Proceeds.............................................    4
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges plus Dividends....................................    4
Description of Debt Securities..............................    5
Description of Capital Stock................................   11
Depositary Shares...........................................   15
Plan of Distribution........................................   17
Legal Matters...............................................   18
Experts.....................................................   18

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $86 million in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the New York Stock Exchange under the symbol "GPI." Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until we sell all of the securities or we terminate this offering:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

     - Our Current Reports on Form 8-K, filed January 25, 1999, January 26, 1999, February 5, 1999, February 24, 1999, March 5, 1999, April 6, 1999,
       April 28, 1999, May 25, 1999, July 27, 1999 and August 23, 1999; and

     - The description of the common stock contained in our Form 8-A dated October 7, 1997.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Scott L. Thompson
     Senior Vice President -- Chief Financial Officer & Treasurer
     Group 1 Automotive, Inc.
     950 Echo Lane, Suite 100
     Houston, Texas 77024
     (713) 647-5700

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

     - future acquisitions;

     - expected future cost savings;

     - future capital expenditures;

     - trends affecting our future financial condition or results of operations; and

     - our business strategy regarding future operations.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     - industry conditions;

     - future demand for new and used vehicles;

     - restrictions imposed on us by automobile manufacturers;

     - the ability to obtain the consents of automobile manufacturers to our acquisitions;

     - the availability of capital resources; and

     - the willingness of acquisition candidates to accept our common stock as currency.

     The information contained in our annual report for the year ended December 31, 1998 on Form 10-K identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                   DISCLAIMER

     None of our automobile manufacturers has been involved, directly or indirectly, in the preparation of this prospectus or in any offering made hereby. No manufacturer has made any statements or representations in connection with the offering or has provided any information or materials that were used in connection with the offering, and no manufacturer has any responsibility for the accuracy or completeness of this prospectus.

                                  THE COMPANY

     We are a leading operator and consolidator in the highly fragmented automotive retailing industry. We currently operate 79 automobile dealership franchises representing 25 different brands of automobiles and 15 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Georgia and Colorado. Through our dealerships, we sell new and used cars and light trucks, provide maintenance and repair services, sell replacement parts and arrange related financing, vehicle service and insurance contracts.

     We were incorporated in Delaware in December 1995. We began operating automobile dealerships in November 1997 when we acquired our four "founding groups" in four separate simultaneous transactions. Our founding groups owned 30 dealership franchises.

     Our corporate headquarters is located in Houston, Texas at 950 Echo Lane, Suite 100, Houston, Texas 77024 (telephone: (713) 647-5700).

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the acquisition of additional automobile dealerships, additions to our working capital, and capital expenditures.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                    EARNINGS TO FIXED CHARGES PLUS DIVIDENDS

     The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated. Since we did not commence dealership operations until November 1997, only the financial information for periods after October 1997 reflects our combined dealership operations. The financial information for periods prior to November 1997 are the results of the Howard Group, one of the founding groups.

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                     YEAR ENDED DECEMBER 31,          JUNE 30,
                                                 --------------------------------   ------------
                                                 1994   1995   1996   1997   1998       1999
                                                 ----   ----   ----   ----   ----   ------------
Ratio of earnings to fixed charges.............  1.86   1.98   2.32   2.16   2.60       2.49
Ratio of earnings to fixed charges plus
  dividends....................................  1.86   1.98   2.32   2.16   2.60       2.49

     For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (1) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (2) fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued during the periods presented above.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be either our senior debt securities ("Senior Debt Securities") or our subordinated debt securities ("Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our subsidiaries, if our subsidiaries are guarantors of the Debt Securities, and a U.S. banking institution (a "Trustee"). Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series which are offered by a prospectus supplement will be described in the prospectus supplement.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of each Indenture have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference in this prospectus or the prospectus supplement, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

     The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities.

     If specified in the prospectus supplement, our subsidiaries (the "Subsidiary Guarantors") will unconditionally guarantee (the "Subsidiary Guarantees") on a joint and several basis the Debt Securities as described under "Subsidiary Guarantees" and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor.

     The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following additional terms:

     - the title of the Debt Securities;

     - whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

     - whether the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

     - the total principal amount of the Debt Securities;

     - the dates on which the principal of the Debt Securities will be payable;

     - the interest rate of the Debt Securities and the interest payment dates for the Debt Securities;

     - the places where payments on the Debt Securities will be payable;

     - any terms upon which the Debt Securities may be redeemed at our option;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

     - the portion of the principal amount, if less than all, of the Debt Securities which will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

     - if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

     - whether the Debt Securities are defeasible;

     - any addition to or change in the Events of Default;

     - any addition to or change in the covenants in the applicable Indenture;
       and

     - any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

     Debt Securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency other than United States dollars may be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

     The failure to make any payment on any of the Subordinated Debt Securities due to the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not prevent the occurrence of an Event of Default under the Subordinated Debt Securities arising from any such failure to make payment.

CONVERSION RIGHTS

     The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

SUBSIDIARY GUARANTEES

     If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

     Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, unconditionally guarantee the performance and punctual payment when due, of all our obligations under the Indentures and the Debt Securities of a series (the "Guaranteed Obligations"). The Subsidiary Guarantors will also pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

     In the case of Subordinated Debt Securities, a Subsidiary Guarantor's Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture.

     Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Each Subsidiary Guarantee will be a continuing guarantee and will:

     - remain in full force and effect until either (a) payment in full of all the Guaranteed Obligations (or the applicable Debt Securities are defeased and discharged in accordance with the defeasance provisions of the Indentures) or (b) released as described in the following paragraph,

     - be binding upon each Subsidiary Guarantor and

     - inure to the benefit of and be enforceable by the applicable Trustee, the holders and their successors, transferees and assigns.

     In the event that a Subsidiary Guarantor ceases to be a Restricted Subsidiary, whether as a result of a disposition of all of the assets or all of the capital stock of such Subsidiary Guarantor, by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any holder and no other person acquiring or owning the assets or capital stock of such Subsidiary Guarantor (if not otherwise a Restricted Subsidiary) will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in such Subsidiary Guarantor's ceasing to be a Restricted Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indenture. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by our company for such purpose, without the payment of any service charge except for any tax or governmental charge. (Sections 305 and 1002)

GLOBAL SECURITIES

     The Debt Securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with a depositary identified in the applicable prospectus supplement.

     No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

     - the depositary is unwilling or unable to continue as depositary;

     - an Event of Default has occurred and is continuing; or

     - as otherwise provided in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, the Depository Trust Company ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through, records maintained by DTC and its participants.

PAYMENT

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any interest payment date will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on the Debt Securities will be paid at designated places. However, at our option, payment may be made by check mailed to persons in whose names the Debt Securities are registered on days specified in the Indenture or any prospectus supplement. (Sections 1002 and 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

     - the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

     - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

     - any other conditions specified in the applicable prospectus supplement are met. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

     - failure to pay principal or premium on any Debt Security of that series when due;

     - failure to pay any interest on any Debt Security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment, when due, on any Debt Security of that series;

     - failure to perform or comply with the provisions described under "Consolidation, Merger and Sale of Assets";

     - failure to perform any of our other covenants in Indenture for 60 days after being given written notice;

     - default under the terms of any instrument evidencing or securing any of our Debt or any Restricted Subsidiary having an outstanding principal amount of $10 million individually or in the aggregate which default results in the acceleration of the payment of all or any portion of such Debt (which acceleration is not rescinded within a period of 10 days from the occurrence of such acceleration) or constitutes the failure to pay all or any portion of the principal amount of such Debt when due;

     - the rendering of a final judgment or judgments against us or any Restricted Subsidiary in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

     - certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that together would constitute a Significant Restricted Subsidiary; and

     - in the case of Debt Securities guaranteed by any Subsidiary Guarantor, the Subsidiary Guarantee of any Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor's obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture). (Section 501)

     If an Event of Default (other than as a result of bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, the applicable Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount of the Debt Securities of that series (or, such portion of the principal amount of such Debt Securities as may be specified in a prospectus supplement) to be due and payable immediately. If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the Debt Securities of a series (or, such portion of the principal amount of such Debt Securities as may be specified in a prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to specified conditions, the holders of a majority of the aggregate principal amount of the outstanding Debt Securities of that series may rescind and annul such acceleration. (Section 502)

     Other than its duties in case of an Event of Default, a Trustee is not obligated to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless the holders offer the Trustee reasonable indemnity. (Section 603) Subject to the indemnification of the Trustees, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the

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

Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     The holders of Debt Securities of any series will not have any right to institute any proceeding with respect to the applicable Indenture unless:

     - holder previously gave written notice to the Trustee of an Event of Default;

     - the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

     - the Trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

     However, such limitations do not apply to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal, interest or premium on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable Indenture. (Section 1004)

MODIFICATION AND WAIVER

     Under each Indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 1004)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of the Indentures, relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

     Defeasance and Discharge. The Indentures provide that, upon our exercise of our option (if any) we will be discharged from all our obligations with respect to the applicable Debt Securities upon the deposit in trust for the benefit of the holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to the discharge of our obligations with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1502 and
1504)

     Defeasance of Certain Covenants. The Indentures provide that, upon our exercise of our option (if any), we may omit to comply with specified restrictive covenants as described in an applicable prospectus supplement and the occurrence of specified Events of Default as described in an applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such Debt Securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in

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

accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to exercising this option with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1503 and 1504)

NOTICES

     Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they may appear in the security register. (Sections 101 and 106)

TITLE

     We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security, whether or not such Debt Security may be overdue for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                          DESCRIPTION OF CAPITAL STOCK

     As of September 30, 1999, our authorized capital stock was 51,000,000 shares. Those shares consisted of: (a) 1,000,000 shares of preferred stock, none of which were outstanding; and (b) 50,000,000 shares of common stock, of which 21,249,844 shares were outstanding.

COMMON STOCK

     Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of the common stock may vote one vote for each share held on all matters voted upon by our stockholders, including the election of our directors. Holders of common stock may not cumulate their votes in elections of directors.

     Subject to the rights of any then outstanding shares of preferred stock, the holders of common stock may receive such dividends as our board of directors may declare in its discretion out of legally available funds. Holders of common stock will share equally in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

PREFERRED STOCK

     The prospectus supplement will specify any terms of any series of preferred stock offered by it including:

     - the series, the number of shares offered and the liquidation value of the preferred stock,

     - the price at which the preferred stock will be issued,

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

     - the liquidation preference of the preferred stock,

     - the voting rights of the preferred stock,

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion, and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

     We may issue preferred stock from time to time in one or more series. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue the shares of preferred stock, to fix the number of shares, and to change the number of shares constituting any series and establish the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by our stockholders.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock or any existing preferred stock. For example, any preferred stock issued may rank prior to our common stock or any existing preferred stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock or any existing preferred stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

ANTI-TAKEOVER PROVISIONS

     Provisions of our certificate of incorporation and bylaws and our stockholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     Classified Board of Directors and Limitations on Removal of Directors. Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause and upon the vote of holders of at least 80% of the voting power of the outstanding shares of common stock. In general, our board of directors, not the stockholders, has the right to appoint persons to fill vacancies on the board of directors.

     No Written Consent by Stockholders. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be taken at a duly called annual or special meeting of our stockholders. Special meetings of our stockholders may be called only by our board of directors.

     Business Combinations under Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the date that the person becomes an interested stockholder. These restrictions do not apply if:

     - before the person becomes an interested stockholder, our board of directors approves the transaction in which the interested stockholder becomes an interested stockholder or the business combination;

     - upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced; or

     - following the transaction in which the person becomes an interested stockholder, the business combination is approved by our board of directors and, at a meeting of our stockholders, by the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

     The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

     Stockholders' Rights Plan. Our board of directors has adopted a stockholders' rights plan. Under the rights plan, each right entitles the registered holder under the circumstances described below to purchase from us one one-thousandth of a share of our junior participating preferred stock at a price of $65 per one one-thousandth of a share, subject to adjustment. The following is a summary of certain terms of the rights plan. The rights plan is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to the specific terms of the rights plan.

     Until the date of distribution of the rights to stockholders, the rights attach to all common stock certificates representing outstanding shares. No separate right certificate will be distributed. A right is issued for each share of common stock issued. The rights will separate from the common stock and be distributed to our stockholders upon the earlier of:

     - 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding voting shares, or

     - 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the person or group beneficially owning 20% or more of our outstanding voting shares.

     Until the date of distribution of the rights or the earlier of redemption or expiration of the rights, the rights are evidenced by the certificates representing the common stock. As soon as practicable following the date of distribution of the rights, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate certificates alone will thereafter evidence the rights.

     The rights are not exercisable until the date they are distributed. The rights will expire on November 4, 2007, unless the expiration date is extended or the rights are earlier redeemed or exchanged.

     If a person or group acquires 20% or more of our voting shares, each right then outstanding (other than rights beneficially owned by the person or group who acquires 20% of our voting shares) becomes a right to buy that number of shares of common stock (or under certain circumstances, the equivalent number of one one-thousandths of a participating preferred stock) that at the time of such acquisition has a market value of two times the purchase price of the right.

     If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a right will have the right to receive, upon the exercise of the right at the then current purchase price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the purchase price of the right.

     The dividend and liquidation rights, and the non-redemption feature, of the participating preferred stock are designed so that the value of one one-thousandth of a share of participating preferred stock purchasable upon exercise of each right will approximate the value of one share of common stock. The participating preferred stock issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (1) $1.00 in cash, or (2) in the aggregate, 1,000 times the dividend declared on the common stock. In the event of liquidation, the holders of the shares may receive a preferential liquidation payment equal to the greater of (a) $1,000 per share, or (b) in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole share of participating preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. Each whole share of participating preferred stock will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders and the shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     The number of outstanding rights and the number of one one-thousandths of a share of participating preferred stock or other securities or property issuable upon exercise of the rights, and the purchase price payable, may be adjusted from time to time to prevent dilution.

     At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding voting shares and before a person or group acquires beneficial ownership of 50% or more of our outstanding voting shares our board of directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable rights (other than rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock (or one one-thousandth of a share of participating preferred stock) for each two shares of common stock for which each right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of our outstanding voting shares, our board of directors may redeem all but not less than all the then outstanding rights at a price of $0.01 per right. The redemption of the rights may be made on the terms established by our board of directors. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our certificate of incorporation limits the liability of our officers and directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not

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

be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability

     - for any breach of the officer's or director's duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law, or

     - for any transaction from which the officer or director derived an improper personal benefit.

     The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted us and our stockholders.

     Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar of the common stock, as well as the rights agent under our rights plan, is ChaseMellon Shareholder Services, L.L.C.

                               DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary. The depositary will be a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized selected provisions of the deposit agreement and the depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts are filed as exhibits to the registration statement and you should read such documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. However, if the depositary determines that it is not feasible to make the distribution of property, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.
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

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the depositary as to how to vote the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of us and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

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

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither the depositary nor us will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. The obligations of the depositary and us under the deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                              PLAN OF DISTRIBUTION

     We may sell offered securities pursuant to this prospectus (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more purchasers, including existing stockholders in a rights offering.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in the prospectus supplement the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     We may also sell the offered securities pursuant to one or more standby agreements with one or more underwriters in connection with the call, redemption or exchange of a specified class or series of any of our securities. In a standby agreement, the underwriter or underwriters would agree either:

     - to purchase from us up to the number of shares of common stock that would be issuable upon conversion or exchange of all the shares of the class or series of securities of ours at an agreed price per share of common stock; or

     - to purchase from us up to a specified dollar amount of offered securities at an agreed price per offered security, which price may be fixed or may be established by formula or other method and which may or may not relate to market prices of the common stock or any other security of ours then outstanding.

     The underwriter or underwriters would also agree, if applicable, to convert or exchange any securities of the class or series held or purchased by the underwriter or underwriters into or for common stock or other security of ours. The underwriter or underwriters may assist in the solicitation of conversions or exchanges by holders of the class or series of securities.

     If dealers are used in the sale of offered securities with respect to which this prospectus is delivered, we will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement thereto.

BY AGENTS

     Offered securities may also be sold through agents. Unless indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

DIRECT SALES; RIGHTS OFFERINGS

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our securityholders.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us or the selling stockholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Arthur Andersen LLP, independent public accountants, audited the financial statements included in our annual report on Form 10-K for the year ended
December 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing in giving the report.

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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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           Prospectus Supplement

Prospectus Supplement Summary........   S-1
Risk Factors.........................   S-6
Cautionary Statement about
  Forward-Looking Statements.........  S-12
Price Range of Common Stock and
  Dividend Policy....................  S-13
Use of Proceeds......................  S-13
Capitalization.......................  S-14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-15
Business.............................  S-25
Management...........................  S-33
Principal Stockholders...............  S-36
Where You Can Find More
  Information........................  S-37
Validity of the Common Stock.........  S-37
Experts..............................  S-38
Underwriting.........................  S-39

                Prospectus

Table of Contents....................     2
About this Prospectus................     2
Where You Can Find More Information..     2
Cautionary Statement about
  Forward-Looking Statements.........     3
Disclaimer...........................     4
The Company..........................     4
Use of Proceeds......................     4
Ratios of Earnings to Fixed Charges
  and Earnings to Fixed Charges plus
  Dividends..........................     4
Description of Debt Securities.......     5
Description of Capital Stock.........    11
Depositary Shares....................    15
Plan of Distribution.................    17
Legal matters........................    18
Experts..............................    18

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                                2,200,000 Shares

                                 [GROUP 1 LOGO]

                                  Common Stock



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                                   PROSPECTUS

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                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                               ROBERTSON STEPHENS

                      Representatives of the Underwriters

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